5/15

07023573

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Minebea Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 04551 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/17/07

ARIS
3-31-07

BRIEF REPORT OF FINANCIAL RESULTS
(Year ended March 31, 2007)

May 8, 2007

Registered
Company Name: MINEBEA CO., LTD. Common Stock Listings: Tokyo, Osaka and Nagoya
Code No: 6479 (URL http://www.minebea.co.jp)
Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

Date planned to hold ordinary general meeting of shareholders: June 28, 2007
Expected date of payment for dividends: June 29, 2007
Date planned to file report of securities: June 28, 2007

(Amounts less than one million yen have been omitted.)

1. Business performance (April 1, 2006 through March 31, 2007)
(1) Consolidated Results of Operations

(The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2007	331,022	3.9	26,265	36.3	21,843	49.7
FY2006	318,446	8.2	19,269	36.8	14,595	43.0

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)	Return (net income) on equity (%)	Return (ordinary income) on assets (%)	Return (operating income) on sales (%)
FY2007	12,862	202.1	32.23	–	9.9	6.2	8.0
FY2006	4,257	(23.7)	10.67	–	3.9	4.3	6.0

(Reference) Income or loss on investments for FY2007 on the equity method totaled income (5) million yen and 5 million yen in FY 2006.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2007	354,784	142,558	40.1	356.75
FY2006	349,862	117,577	33.6	294.65

(Reference) Shareholders' equity: 142,353 million yen at March 31, 2007

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
FY2007	37,902	(15,180)	(25,683)	21,731
FY2006	28,237	(19,120)	(7,380)	24,385

2. Dividends

	Dividends per share			Total dividend (For the year) (millions of yen)	Dividends payout ratio (Consolidated) (%)	Dividends on net assets (Consolidated) (%)
	Midyear-end (yen)	Year-end (yen)	For the year (yen)			
FY2006	–	7.00	7.00	2,793	65.6	2.5
FY2007	–	10.00	10.00	3,990	31.0	3.1
FY2008 (Forecast)	–	10.00	10.00	–	26.6	–

3. Prospect for the next fiscal year (April 1, 2007 through March 31, 2008)

(Percentages indicate year-on-year changes for the interim term and the full year.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Interim	162,500	(0.9)	14,000	4.7	11,500	5.1
Annual	335,000	1.2	30,000	14.2	25,000	14.5

	Net income (millions of yen)	% Change	Net income per share (yen)
Interim	6,500	(13.0)	16.29
Annual	15,000	16.6	37.59

4. Others

(1) Changes in significant subsidiaries during the year (Changes in certain subsidiaries resulting in change in the scope of consolidation): None

(2) Changes in accounting principles, procedures, presentations, etc. for preparation of consolidated financial statements (Changes to be stated in changes in significant matters that are fundamental to preparation of consolidated financial statements)

1. Changes associated with revision of accounting standards, etc: Yes
2. Changes other than 1: None

(Note) For details, see Change of accounting treatment on page 19.

(3) Number of shares outstanding (Common stock)

1. Number of shares outstanding at end of year (including treasury stock)
   399,167,695 shares at March 31, 2007
   399,167,695 shares at March 31, 2006
2. Number of treasury shares at end of year
   140,160 shares at March 31, 2007
   121,371 shares at March 31, 2006

(Note) For the number of shares that becomes the basis for calculating consolidated net income per share, see Per share data on page 36.

(Reference) BRIEF REPORT OF NON-CONSOLIDATED FINANCIAL RESULTS

1. Business performance (April 1, 2006 through March 31, 2007)

(1) Results of Operations

(The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2007	228,406	10.4	8,948	190.9	12,396	21.1
FY2006	206,831	11.7	3,075	58.0	10,236	(7.4)

	Net income (millions of yen)	% Change	Net income per share(yen)	Fully diluted net income per share(yen)
FY2007	5,618	–	14.08	–
FY2006	(3,378)	–	(8.48)	–

(2) Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2007	357,104	181,346	50.8	454.47
FY2006	357,560	179,669	50.2	450.24

(Reference) Shareholders' equity: 181,346 million yen at March 31, 2007

2. Prospect for the next fiscal year (April 1, 2007 through March 31, 2008)

(Percentages indicate year-on-year changes for the interim term and the full year.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Interim	118,000	3.4	1,100	(74.9)	3,800	(23.2)
Annual	245,000	7.3	3,000	(66.5)	9,200	(25.8)

	Net income (millions of yen)	% Change	Net income per share(yen)
Interim	1,800	(29.2)	4.51
Annual	4,800	(14.6)	12.03

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page 5 of the documents attached hereunder.

(Reference)

1. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the year

During the current consolidated fiscal year, the Japanese economy continued to grow moderately, supported by a high level of corporate earnings, increased investment in plant and equipment, improvement in employment and other economic factors. The U. S. economy continued stable growth on steady personal consumption, and in the European economy also, there was favorable recovery. In Asia, growth in the Chinese economy remained high on increased exports and increased investment in fixed assets, and in other Asian countries also, the economies generally advanced firmly.

Under these management circumstances, we strove to implement sweeping cost reduction measures, develop new technologies and high value-added products, and promote sales expansion activities, in order to further increase earnings.

As a result, net sales increased 12,575 million yen (3.9%) year on year, to 331,022 million yen, and operating income increased 6,996 million yen (36.3%) year on year, to 26,265 million yen. Ordinary income increased 7,248 million yen (49.7%) year on year, to 21,843 million yen, and net income largely rose 8,604 million yen (202.1%) to 12,862 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Compared with the previous consolidated fiscal year, sales of mainstay ball bearings grew largely, on our vigorous sales expansion to manufacturers of automobiles, PCs and peripherals, office automation equipment, etc. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. Also, sales of pivot assemblies grew. As a result, net sales rose 8,067 million yen (6.2%) year on year, to 137,662 million yen. Operating income increased 1,639 million yen (6.7%) year on year, to 26,195 million yen, due to cost reductions, etc. resulting from increased production and production efficiency.

Electronic devices and components business

Our core products in this business segment include HDD spindle motors; information motors (fan motors, stepping motors, vibration motors and DC brush motors); PC keyboards; speakers; LCD back lights; inverter and measuring instruments. Sales expanded favorably, to manufacturers of PCs and peripherals, household electrical appliances, office automation equipment, etc. As a result, net sales increased 4,508 million yen (2.4%) year on year, to 193,359 million yen. Operating income substantially improved 5,356 million yen to 69 million yen on progressed improvements in the information motor, HDD spindle motor and PC keyboard businesses.

(b) Performance by geographical segment is as follows:

Japan

In this region, net sales increased 5,408 million yen (6.9%) year on year, to 83,264 million yen, and operating income also largely expanded 7,847 million yen (408.3%), to 9,769 million yen on changes in the prices of items imported from overseas subsidiaries and other business factors.

Asia excluding Japan

This region includes Greater China region which continues high growth, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm mainly in the Greater China region, led by expanded demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. As a result, net sales increased 6,907 million yen (4.4%) year on year, to 162,330 million yen. Operating income, however, decreased 1,543 million yen (-12.0%), to 11,299 million yen.

North America

In North America, both orders and sales of American-made ball bearings and rod-end bearings for use mainly in the aircraft-related industries were strong. In addition, sales of imported mechanical components and electronic components and parts advanced firmly. However, as a result of decreased sales of PC keyboards in which specialization in high value-added products was implemented, net sales declined 3,358 million yen (-5.6%) year on year, to 56,109 million yen. On the other hand, however, operating income increased 842 million yen (29.2%) to 3,730 million yen

Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. As a result, net sales increased 3,619 million yen (14.1%) year on year, to 29,317 million yen. On the other hand, however, operating income fell 150 million yen (-9.3%) year on year, to 1,465 million yen.

2. Outlook for the next fiscal year

In the Japanese economy, the strong business sector is expected to have an impact on the household sector and continue private demand-centered recovery.

In Asia, the Chinese economy is expanding, and in the United States also, the economy is expected to maintain moderate growth despite concern over the trend of crude oil prices. We expect that the global economy will continue well-balanced growth.

Under these circumstances, we expect net sales and operating income to exceed those for the current consolidated fiscal year, on increased sales of motors, LED backlight assemblies for LCDs, bearing-related products and other mainstay products.

(a) Outlook by business segment for the full year is as follows:

Machined components business

We will continue to aggressively expand sales of mainstay ball bearings to the automobile and information & telecommunications equipment industries, demand from which is firm. By achieving economies of scale in manufacturing from this sales expansion and further reducing costs, we aim to improve business results further. In addition, the aircraft market for rod-end bearings are strong, particularly in Europe and the U.S. We can expect benefits from this strong aircraft market. In pivot assemblies, we expect that sales will be steady with strong demand.

Electronic devices and components business

In the information motor business, we can expect good results, with major structural reforms, including production efficiency improvement, subcontractor management and product mix reviews that have been implemented. In the spindle motor business, we will continue to make cost reduction efforts and boost sales of 2.5"motors. Also, in the PC keyboard business, we expect stable results, with the completion of structural shift to a production and sales structure centering mainly on high-quality, high-priced models. Sales of measuring components and other products are expected to advance favorably.

(b) Outlook by geographical segment for the full year is as follows:

Japan

We expect that sales will continue to be in a harsh operating environment, as many of our customers are shifting production from their plants in Japan to those in other Asian countries, including China. However, we will aim for increased sales by developing new markets and introducing new products.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we strongly aim to improve performance. In spindle motors, information motors and PC keyboards, we can expect benefits from implementation of manufacturing cost reduction measures.

North America

In U.S. manufactured rod-end bearings and other principal products, we continue to receive strong orders from aerospace and other industries. We also expect that import products such as ball bearings and motors will continue to post firm sales, despite a fall in sales of PC keyboards due to a shift to high-priced products.

Europe

The European economy continues to grow moderately. We expect that sales will move as we witnessed for the current consolidated fiscal year.

(2) Analysis of financial position

Condition of the year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current consolidated fiscal year totaled 21,731 million yen, up 2,654 million yen year on year.

Cash flows from various business activities during the current consolidated fiscal year and relevant factors are as follows:

Operating activities: Owing primarily to increased income before income taxes and decreased inventories, net cash flow from operating activities increased 9,664 million yen year on year, to 37,902 million yen.

Investing activities: Due mainly to declined payments of expenditures for purchase of property, plant and equipment, net cash outflow from investing activities fell 3,940 million yen year on year, to 15,180 million yen.

Financing activities: Due mainly to repayment of short-term debts and payment of dividends, net cash flow from financing activities rose 18,303 million yen year on year, to 25,683 million yen.

(3) Basic policy for profit sharing and dividends for the current and the next fiscal years

The Company's basic policy for profit appropriation so far was to realize payment of stable dividends. Going forward, however, considering our management environment from a comprehensive standpoint and putting improved equity capital efficiency and better profit sharing to shareholders first, we will aim for profit distribution to shareholders at levels reflecting operating results better.

Under this policy, we plan to propose raising the year-end dividend for the current fiscal year by three yen to ten yen per share at our 61st ordinary general meeting of shareholders scheduled to be held in June this year.

(4) Risk Management

As of the end of the current consolidated fiscal year, the company recognizes that the Minebea Group has the following risks and uncertainties that have the potential to affect its group operating results and/or financial position:

1. Market risk

Principal markets for Minebea products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive and subject to significant fluctuations in demand. Our operating results and financial position are vulnerable to these fluctuations.

2. Foreign exchange risk

A significant portion of our consolidated net sales are in markets outside of Japan. Our business is thus vulnerable to risks associated with fluctuations in foreign currency exchange rates. We have entered into various currency exchange contracts and other derivatives transactions to hedge these risks, but fluctuations in foreign currency exchange rates may affect our operating results and/or financial position over the long term.

3. R&D risk

While we focus on R&D to introduce a constant stream of new, high-quality products, we are subject to the risk that significant R&D expenditures may not be rewarded with successes, as there are no guarantees that R&D efforts will come to fruition.

4. Legal risk

The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought against Minebea Group operations in Japan and/or overseas. We are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

5. Risk related to price negotiations

We continue to face intense competition from lower-priced products made overseas. We are subject to the risk that we will be unable to maintain or increase our share should market needs shift to low-quality, low-priced products.

6. Risk related to raw materials and logistics costs

We purchase a variety of materials from external suppliers and strive to ensure optimal purchase inventory volumes for such materials and access to stable supplies of materials with stable prices. However, we are subject to the risk that rising prices for such materials may affect our operating results and/or financial position in the future.

7. Latent risk related to operations overseas

The Minebea Group's manufacturing activities are conducted primarily in Thailand, China, and Singapore. While considerable time has passed since we established operations in these countries, our operations overseas are subject to the following risks, any of which may have a negative impact on our operating results and/or financial position:

(a) Unexpected changes to laws or regulations.
(b) Difficulty in attracting and securing appropriate human resources.
(c) Acts of terrorism or war, or other acts that may cause social disruption.

2. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the Company) and 43 related companies (42 consolidated subsidiaries and 1 affiliated company). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The Company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and business segments, and main manufacturing and sales companies are as follows.

Business segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. NMB-MINEBEA UK LTD NMB SINGAPORE LIMITED PELMEC INDUSTRIES (PTE.) LIMITED NMB THAI LIMITED PELMEC THAI LIMITED NMB HI-TECH BEARINGS LIMITED MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB-MINEBEA UK LTD NMB-Minebea-GmbH NMB ITALIA S.R.L. NMB Minebea SARL MINEBEA TECHNOLOGIES PTE. LTD. MINEBEA (HONG KONG) LIMITED NMB KOREA CO., LTD.
	Machinery components	Minebea Co., Ltd. NMB SINGAPORE LIMITED MINEBEA THAI LIMITED	
	Special machinery components	Minebea Co., Ltd.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea-Matsushita Motor Corporation MINEBEA THAI LIMITED MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED POWER ELECTRONICS OF MINEBEA COMPANY LIMITED MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD. MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE.LTD. MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN.BHD. Minebea Electronics Motor (Zhuhai) Co., Ltd.	

Operation route is as follows.


—— Finished goods
········ Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
NMB-MINEBEA UK LTD
New Hampshire Ball Bearings, Inc.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB-MINEBEA UK LTD
NMB-Minebea-GmbH
NMB ITALIA S.R.L.
NMB Minebea SARL
MINEBEA TECHNOLOGIES PTE. LTD.
MINEBEA (HONG KONG) LIMITED
NMB KOREA CO., LTD
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea-Matsushita Motor Corporation
MINEBEA THAI LIMITED
MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED
POWER ELECTRONICS OF MINEBEA COMPANY LIMITED
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.
MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED
MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE. LTD.
MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN. BHD.
Minebea Electronics Motor (Zhuhai) Co., Ltd.
Bearings
Consolidated subsidiaries
NMB SINGAPORE LIMITED
PELMEC INDUSTRIES (PTE.) LIMITED
NMB THAI LIMITED
PELMEC THAI LIMITED
NMB HI-TECH BEARINGS LIMITED
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.
Machinery components
Consolidated subsidiaries
NMB SINGAPORE LIMITED
MINEBEA THAI LIMITED
Others
Holding company
Consolidated subsidiary
NMB (USA) Inc.

3. Management Policy

(1) Basic Management Policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have focused company resources on areas where we can display ultra-precision machining technologies and mass production technologies that are both the source of our competitiveness. At the same time, we have aimed for a company that leads the competition through manufacturing and technological excellence to achieve further growth.

Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Management Index

Our consolidated forecasts for fiscal year ending March 2008 are as follows:

(Amount: millions of yen)

	Fiscal year ending March 2008
Net sales	335,000 (101%)
Operating income	30,000 (114%)
Ordinary income	25,000 (114%)
Net income	15,000 (117%)
Capital investment	27,500 (162%)

(%): Year-on-year rate of change

(3) Future Management Strategies and Tasks

To realize high profitability and true growth potential under the aforementioned basic management policy, the Company will strive to return to the basics of manufacturing and to strengthen manufacturing technologies. Furthermore, to secure competitiveness in the markets and deploy products in new markets, we will endeavor to reinforce the structure under which we can actively integrate and fuse a variety of basic technologies as well as product technologies.

By advancing a higher amalgamation of ultra-precision machining technologies supporting our bearing business and technologies for our electronic components and parts business such as optical technologies, thin-film technologies, electric and magnetic technologies, and sensor technologies, we will continue to develop more competitive products and introduce them to the markets.

4. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of March 31, 2006		As of March 31, 2007		Increase or (decrease) (2007-2006)
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen
ASSETS					
Current assets	153,564	43.9	156,059	44.0	2,495
Cash and cash equivalents	24,385		21,731		
Notes and accounts receivable	66,362		71,883		
Marketable securities	—		408		
Inventories	48,914		45,904		
Deferred tax assets	3,402		7,056		
Others	10,784		9,325		
Allowance for doubtful receivables	(285)		(249)		
Fixed assets	196,216	56.1	198,684	56.0	2,467
Tangible fixed assets	165,759		171,063		
Buildings and structures	104,435		112,533		
Machinery and transportation equipment	232,021		261,475		
Tools, furniture and fixtures	51,705		50,227		
Land	14,755		15,528		
Construction in progress	1,517		1,771		
Accumulated depreciation	(238,675)		(270,473)		
Intangible fixed assets	13,177		11,973		
Consolidation adjustments	9,794		—		
Goodwill	—		8,794		
Others	3,383		3,179		
Investment and other assets	17,279		15,646		
Investment in securities	10,963		11,318		
Long-term loans receivable	46		54		
Deferred tax assets	4,552		990		
Others	1,772		3,283		
Allowance for doubtful receivables	(55)		(0)		
Deferred charges	81	0.0	40	0.0	(41)
Total assets	349,862	100.0	354,784	100.0	4,921

	As of March 31, 2006		As of March 31, 2007		Increase or (decrease) (2007-2006)
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen
LIABILITIES					
Current liabilities	150,886	43.1	131,154	37.0	(19,731)
Notes and accounts payable	26,683		27,743		
Short-term loans payable	80,656		57,639		
Current portion of long-term loans payable	8,115		14,121		
Current portion of bonds	3,000		—		
Accrued income taxes	3,045		4,418		
Accrued bonuses	3,518		3,823		
Allowance for bonuses to directors and corporate auditors	—		69		
Allowance for business restructuring losses	3,286		636		
Others	22,581		22,701		
Long-term liabilities	80,767	23.1	81,071	22.8	304
Bonds	36,500		36,500		
Long-term loans payable	43,000		42,000		
Allowance for retirement benefits	641		1,661		
Allowance for retirement benefits to executive officers	49		73		
Others	576		835		
Total liabilities	231,653	66.2	212,226	59.8	(19,427)

	As of March 31, 2006		As of March 31, 2007		Increase or (decrease) (2007-2006)
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	631	0.2	–	–	–
SHAREHOLDERS' EQUITY					
Common stock	68,258	19.5	–	–	–
Additional paid-in capital	94,756	27.1	–	–	–
Retained earnings	6,983	2.0	–	–	–
Difference on revaluation of other marketable securities	4,428	1.2	–	–	–
Foreign currency translation adjustments	(56,784)	(16.2)	–	–	–
Treasury stock	(65)	(0.0)	–	–	–
Total shareholders' equity	117,577	33.6	–	–	–
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS EQUITY	349,862	100.0	–	–	–
NET ASSETS					
Shareholders' equity	–	–	178,791	50.4	–
Common stock	–	–	68,258	19.2	–
Additional paid-in capital	–	–	94,756	26.7	–
Retained earnings	–	–	15,855	4.5	–
Treasury stock	–	–	(79)	(0.0)	–
Revaluation / Translation differences	–	–	(36,437)	(10.3)	–
Difference on revaluation of other marketable securities	–	–	3,294	0.9	–
Foreign currency translation adjustments	–	–	(39,732)	(11.2)	–
Minority interests in consolidated subsidiaries	–	–	204	0.1	–
Total net assets	–	–	142,558	40.2	–
TOTAL LIABILITIES AND NET ASSETS	–	–	354,784	100.0	–

(2) Consolidated Statements of Income

	Year ended March 31, 2006		Year ended March 31, 2007		Increase or (decrease) (2007-2006)
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen
Net sales	318,446	100.0	331,022	100.0	12,575
Cost of sales	249,934	78.5	257,643	77.8	7,709
Gross profit	68,511	21.5	73,378	22.2	4,866
Selling, general and administrative expenses	49,242	15.5	47,113	14.2	(2,129)
Operating income	19,269	6.0	26,265	8.0	6,996
Other income	1,503	0.5	2,128	0.6	624
Interest income	258		544		
Dividends income	71		66		
Equity income of affiliates	5		—		
Others	1,167		1,517		
Other expenses	6,177	1.9	6,549	2.0	372
Interest expenses	4,771		5,224		
Foreign currency exchange loss	345		679		
Equity loss of affiliates	—		5		
Others	1,060		640		
Ordinary income	14,595	4.6	21,843	6.6	7,248
Extraordinary income	1,054	0.3	772	0.2	(282)
Gain on sales of fixed assets	415		183		
Gain on sales of investments securities	191		0		
Gain on the reversal of preemptive rights	447		—		
Reversal of loss on after-care of product	—		572		
Reversal of allowance for doubtful receivables	—		14		
Extraordinary loss	6,029	1.9	3,091	0.9	(2,937)
Loss on sales of fixed assets	106		323		
Loss on disposal of fixed assets	763		1,364		
Impairment loss	967		74		
Loss on sales of investments securities	0		—		
Loss on liquidation of affiliates	86		56		
Loss on after-care of products	171		49		
Business restructuring loss	3,475		40		
Compensation payments	—		70		
Settlement loss	—		808		
Special severance payment	—		304		
Retirement benefits to directors and corporate auditors	458		—		
Income before income taxes and minority interests	9,620	3.0	19,523	5.9	9,902
Income taxes					
Current (including enterprise tax)	5,567		6,248		
Adjustment of income taxes	1,574		813		
Total income taxes	7,141	2.2	7,062	2.1	(79)
Minority interest in earnings of consolidated subsidiaries	(1,778)	(0.5)	(401)	(0.1)	1,376
Net income	4,257	1.3	12,862	3.9	8,604

(3) Consolidated Statements of Retained Surplus

	Year ended March 31, 2006
	Millions of yen
CAPITAL RETAINED EARNINGS	
Additional paid-in capital at beginning of year	94,756
Additional paid-in capital at end of year	94,756
RETAINED EARNINGS	
Retained earnings at beginning of year	5,519
Increase of retained earnings	4,257
Net income	4,257
Decrease of retained earnings	2,793
Cash dividends	2,793
Loss on disposal of treasury stock	0
Retained earnings at end of year	6,983

(4) Statement of Changes in Consolidated Shareholders' Equity

FY2007 (April 1, 2006 through March 31, 2007)

(Amount: millions of yen)

	Shareholders' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Cash dividend from retained earnings			(3,990)		(3,990)
Net income			12,862		12,862
Purchase of own shares				(15)	(15)
Sales of own shares		0		1	1
Changes (net) in non-shareholders' equity items					
Total changes		0	8,872	(14)	8,858
Balances at March 31, 2007	68,258	94,756	15,855	(79)	178,791

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Cash dividend from retained earnings					(3,990)
Net income					12,862
Purchase of own shares					(15)
Sales of own shares					1
Changes (net) in non-shareholders' equity items	(1,133)	17,051	15,918	(426)	15,491
Total changes	(1,133)	17,051	15,918	(426)	24,349
Balances at March 31, 2007	3,294	(39,732)	(36,437)	204	142,558

(5) Consolidated Statements of Cash Flows (Amount: millions of yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Increase or (decrease) 2007-2006
1.Cash flows from operating activities:			
Income before income taxes and minority interests	9,620	19,523	9,902
Depreciation and amortization	23,972	24,648	675
Impairment loss	967	74	(892)
Amortization of consolidation adjustments	1,073	—	(1,073)
Amortization of goodwill	—	1,078	1,078
Equity (income) loss of affiliates	(5)	5	10
Interest and dividend income	(330)	(610)	(280)
Interest expenses	4,771	5,224	453
Settlement loss	—	808	808
(Gain) loss on sales of fixed assets	(308)	140	449
Loss on disposal of fixed assets	763	1,364	600
Decrease in reserve for losses on after-care of products	—	(577)	(577)
(Gain) loss on sales of investments securities	(191)	(0)	190
Gain on the reversal of preemptive rights	(447)	—	447
Increase in notes and accounts receivable	(110)	(3,673)	(3,563)
Decrease in inventories	2,082	6,403	4,320
Decrease in notes and accounts payable	(1,215)	(1,629)	(413)
Decrease in allowance for doubtful receivables	(24)	(102)	(77)
Increase in accrued bonuses	111	138	27
Increase in allowance for bonuses to directors	—	69	69
Increase in retirement allowance	219	814	595
Increase in prepaid pension cost	—	(1,408)	(1,408)
Increase (decrease) in allowance for retirement benefits to executive officers	(0)	24	24
Increase (decrease) in allowances for business restructuring losses	3,286	(2,649)	(5,935)
Payment of bonus to directors and corporate auditors	(23)	—	23
Others	(6,846)	(2,486)	4,359
Sub-total	37,364	47,178	9,814
Interest and dividends received	330	610	279
Interest paid	(4,844)	(5,251)	(407)
Income tax paid	(4,612)	(4,635)	(22)
Net cash provided by operating activities	28,237	37,902	9,664
2.Cash flows from investing activities:			
Purchase of tangible fixed assets	(21,897)	(16,969)	4,928
Proceeds from sales of tangible fixed assets	3,047	5,187	2,139
Purchase of intangible fixed assets	(311)	(697)	(385)
Purchase of investments in securities	(0)	(2,666)	(2,666)
Proceeds from sales of investments in securities	216	1	(215)
Payments for purchase of investments in subsidiaries	(342)	—	342
Long term loans receivables	(18)	(31)	(13)
Recovery of long-term loans receivables	16	38	22
Others	168	(42)	(211)
Net cash used in investing activities	(19,120)	(15,180)	3,940
3.Cash flows from financing activities:			
Decrease in short-term loans payable	(3,671)	(24,876)	(21,205)
Proceeds from long-term loans	3,592	11,000	7,407
Repayment of long-term loans	(1,987)	(6,000)	(4,012)
Proceeds from issuance of bonds	1,500	—	(1,500)
Payment for redemption of bonds	—	(3,000)	(3,000)
Payment for redemption of bonds with warrant	(4,000)	—	4,000
Purchase of treasury stock	(5)	(13)	(7)
Cash dividends paid	(2,793)	(2,793)	0
Cash dividends paid to minority shareholders	(14)	—	14
Net cash used in financing activities	(7,380)	(25,683)	(18,303)
4.Effect of exchange rate changes on cash and cash equivalents	889	307	(581)
5.Net increase (decrease) in cash and cash equivalents	2,626	(2,654)	(5,280)
6.Cash and cash equivalents at beginning of year	21,759	24,385	2,626
7.Cash and cash equivalent at end of year	24,385	21,731	(2,654)

(6) Basis of presenting consolidated financial statements

1. Scope of consolidation and application of equity method
Number of consolidated companies.............42 companies
The names of principal consolidated subsidiaries, stated in 2. Condition of group of enterprises, are omitted.

Number of affiliated companies...................1 company
of which, equity method is applied to 1 company including Shonan Seiki Co., Ltd.

2. Scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries

Anew:	Establishment	(1 company)	MHC INSURANCE COMPANY, LTD.
Exclusion:	Liquidation	(2 companies)	KUEN DAR (M) SDN. BHD. N.M.B. (U.K.) LIMITED

(b) Changes of the companies subject to equity method
Anew: None
Exclusion: None

3. Balance sheet dates of consolidated subsidiaries and equity-method companies
Consolidated subsidiaries which were accounted for by the equity method whose balance sheets are different from the consolidated balance sheet date, the Company uses their financial statements based upon the provisional settlement of accounts they balanced as of the consolidated balance sheet date in the preparation of the financial statements of the current consolidated term.

Company which was accounted for by the equity method whose balance sheets are different from the onsolidated balance sheet date, the Company uses their financial statements based upon the provisional settlement of accounts they balanced as of the consolidated balance sheet date in the preparation of the financial statements of the current consolidated term.

4. Accounting policies
(a) Valuation basis and method of significant assets
1. Securities
Debt securities held to maturity
Amortized cost method (fixed amount method)
Other marketable securities
Securities with market value
The company adopted the market value method based on market prices and other conditions at the end of the term. Also, the company accounted for all valuation differences based on the direct net asset method and the sales costs are calculated by the moving average method.
Securities without market value
Non listed securities are stated at cost determined by the moving average method.
2. Inventories
The company and consolidated domestic subsidiaries state primarily at the moving average cost.
Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.

(b) Method of significant Depreciation
1. Tangible fixed assets
The company and consolidated domestic subsidiaries adopt the declining balance method. Their major useful lives are as follows:

Buildings and structures	2 to 50 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years

They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the three years each consolidated fiscal year.
Consolidated overseas subsidiaries mainly adopt the straight-line method.
2. Intangible fixed assets
The company and consolidated domestic subsidiaries mainly adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances

1. Allowance for doubtful receivables

The company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

2. Accrued bonuses

The company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term. Consolidated overseas subsidiaries make the record on accrual basis.

3. Allowance for bonuses to directors and corporate auditors

To provide for payment of bonuses to directors and corporate auditors, the Company records an amount, based upon the estimated amount of payment for the current consolidated accounting period.

(Change of accounting policies)

From the current consolidated accounting period, the Company has adopted the method of charging bonuses to directors and corporate auditors to expense as incurred in accordance with the Accounting Standard No. 4, Accounting Standard for Directors' Bonus (issued by the Accounting Standards Board of Japan on November 29, 2005).

This reduces operating income, ordinary income and income before income taxes and minority interests by 69 million yen, respectively.

4. Allowance for retirement benefits

Regarding the company and its consolidated Japanese subsidiaries, to provide for payment of employee retirement benefits, the Company reported allowance for retirement benefits or prepaid pension costs, based on estimated retirement benefit debts and pension assets at the end of the current term.

At the end of the current consolidated accounting period , prepaid pension costs is included in others of investments and other assets.

Over the five years within the average remaining length of employees' service, the company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the company's consolidated overseas subsidiaries, each subsidiary stated retirement benefits or prepaid pension costs estimated to accrue at the end of the current term to provide for employee retirement benefits.

At the end of the current consolidated accounting period , prepaid pension costs is included in others of investments and other assets.

Unrecognized prior service cost is amortized using the straight-line method over a period of 10 years as cost. Actuarial gains and losses are amortized using the straight-line method over a period of 10 years, from the period subsequent to the period in which they are incurred.

5. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end of the current consolidated fiscal year in accordance with company regulations.

6. Allowance for business restructuring losses

Based upon the decision of the structural reform plan for its PC keyboard business and other key businesses, the Company has reported the reasonably estimated amounts of expenses that it is expected to incur in the future.

(d) Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries

The Company and its consolidated domestic subsidiaries translate monetary receivables and payables in foreign currency into yen at the spot exchange rates on the balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.

Assets and liabilities are translated into yen at the spot exchange rates at the consolidation date, while revenues and expenses are translated into yen at the average rates for the year. Exchange differences are included in foreign currency translation adjustments and minority interests in shareholders' equity.

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

(1)Method of Hedge Accounting

Regarding monetary receivables and payables in foreign currency for which exchange contracts are made, the Company accounts for them on the allocation method. Also, regarding interest rate swaps, the Company accounts for them as special exceptions, because they meet the accounting requirements for special exceptions.

(2)Hedging Vehicles and Targets

(Hedging Vehicles)

Exchange contracts

Interest rate swaps
(Hedging Targets)
Monetary receivables and payables in foreign currency
Interest rates on borrowings

(3)Hedge Policy

Under the guidance of its Finance Department, the Company makes exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions, and lending in foreign currency. The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.

(4)Method of Assessing Hedge Effectiveness

Regarding exchange contracts, the Company allocates them at same dates with same amounts in foreign currency, respectively, in accordance with the risk management policy at the time of conclusion of exchange contracts. This completely ensures correlations reflecting subsequent exchange rate fluctuations. The Company assesses hedge effectiveness based upon that judgment. Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special exceptions.

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the company.

5. Evaluation of consolidated subsidiaries' assets and liabilities

The company adopts the step fair value method as evaluation method of consolidated subsidiaries' assets and liabilities.

6. Amortization of goodwill and negative goodwill

The goodwill is equally amortized for from five to forty years conforming to the accounting customs of the consolidated companies' countries.

7. Range of cash in cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(7) Change of accounting treatment

(Accounting standards for presentation of net assets in the balance sheet)

Since the current consolidated accounting period, the Company has applied the Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan (ASBJ) Statement No. 5 issued on December 9, 2005 by the ASBJ). It has also applied the Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Implementation Guidance No. 8 Issued on December 9, 2005 by the ASBJ).
The amount corresponding to previous total shareholders' equity is 142,353 million yen.
Net assets in the consolidated balance sheet for the current consolidated accounting period are presented in accordance with provisions of the new Regulations concerning Consolidated Financial Statements after revision.

(8) Change of presentation

(Consolidated balance sheets)

Consolidated adjustments in the previous consolidated accounting period is classified as goodwill in the current consolidated accounting period.

(Consolidated Statements of Cash Flows)

(a)Amortization of consolidation adjustments in the previous consolidated accounting period is classified as goodwill amortization in current consolidated accounting period.

(b)The increase in prepaid pension cost in cash flows from operating activities was included in others the previous consolidated fiscal year. But because its monetary importance is increasing, it is separately shown.
The previous consolidated fiscal year's increase in prepaid pension cost included in others was (70) million yen.

(9)Notes

(Consolidated Balance Sheets)

As of March 31, 2006	As of March 31, 2007
1. Notes related to affiliates — Millions of yen The following include figures related to the Company's. Investments in securities (Stocks) 148	1. Notes related to affiliates — Millions of yen The following include figures related to the Company's. Investments in securities (Stocks) 142
2. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current consolidated fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments — Balance 10,000	2. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current consolidated fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments — Balance 10,000
3. The Company's outstanding shares are 399,167,695 shares of common stock.	3. None
4. The number of treasury stock held by the Minebea Group is 121,371 shares of common stock.	4. None
5. None	5. Matured notes at end of consolidated accounting period The Company accounts for settlement of matured notes at the end of consolidated accounting period at their exchange dates. Because the end of the current consolidated accounting period was a holiday of financial institutions, the Company includes the following matured notes in their balance at the end of the period. Notes receivable 338 million yen Notes payable 937 million yen Current liabilities others (Notes payable for equipment) 63 million yen
6. None	6. Marketable securities and Investment in securities The balance of money in trust is 2,628 million yen. This is the balance of U.S. Treasury securities, etc. purchased for financial investment by captive insurance subsidiary MHC INSURANCE COMPANY, LTD. established on October 4, 2006. The application of this trust fund is limited to payment of compensation resulting from recall insurance accidents related to the Minebea Group.

(Consolidated Statements of Income)

Year ended March 31, 2006	Year ended March 31, 2007
1. Major items of selling, general and administrative expenses are as follows: Millions of yen Packing and freight expenses 10,066 Salaries 10,701 Provision for bonuses 1,108 Retirement allowance to directors 26 Amortization of consolidation adjustments 1,073	1. Major items of selling, general and administrative expenses are as follows: Millions of yen Packing and freight expenses 10,401 Salaries 11,472 Provision for bonuses 1,169 Provision for reserve for bonuses to directors and corporate auditors 69 Retirement allowance to directors 24 Amortization of goodwill 1,078
2. The R&D expenses included in general administrative expenses and manufacturing costs for the current fiscal year are 9,048 million yen.	2. The R&D expenses included in general administrative expenses and manufacturing costs for the current fiscal year are 9,000 million yen.
3. Fixed assets had the following sales gains: 4 million yen from the sale of land; 359 million yen from the sale of buildings and structures; 49 million yen from the sale of machinery and equipment, and vehicles; and 1 million yen from the sale of tools, furniture and fixtures.	3. Fixed assets had the following sales gains: 35 million yen from the sale of land; 50 million yen from the sale of buildings and structures; 95 million yen from the sale of machinery and equipment, and vehicles; and 2 million yen from the sale of tools, furniture and fixtures.
4. Fixed assets had the following sales losses: 0 million yen from the sale of land; 3 million yen from the sale of buildings and structures; 99 million yen from the sale of machinery and equipment, and vehicles; and 3 million yen from the sale of tools, furniture and fixtures.	4. Fixed assets had the following sales losses: 17 million yen from the sale of land; 40 million yen from the sale of buildings and structures; 165 million yen from the sale of machinery and equipment, and vehicles; and 100 million yen from the sale of tools, furniture and fixtures.
5. Fixed assets had the following disposal losses: 266 million yen from the disposal of buildings and structures; 443 million yen from the disposal of machinery and equipment, and vehicles; and 54 million yen from the disposal of tools, furniture and fixtures.	5. Fixed assets had the following disposal losses: 1 million yen from the disposal of land; 288 million yen from the disposal of buildings and structures; 1,002 million yen from the disposal of machinery and equipment, and vehicles; and 71 million yen from the disposal of tools, furniture and fixtures.

Year ended March 31, 2006	Year ended March 31, 2007

Year ended March 31, 2006

6. Impairment loss

Outline of the asset groups on which impairment losses were recognized

(Amount: millions of yen)

Use	Location	FY2006	
		Class	Amount
Idle assets	Five facilities-Former Kyoto,Ibaraki,Ichinoseki Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.)	Buildings and structures	132
		Land	834
		Total	967

(Note) The land impairment loss of 834 million yen excludes the amount of 675 million yen offset as consolidated unrealized profits in the past.

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land) impaired in the current consolidated accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

7. Business restructuring loss

This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc.

	Millions of yen
Loss on disposal of fixed assets and inventories related to business restructuring	3,247
Reorganization cost related to business restructuring	134
Loss on impairment of consolidation adjustments	92
Total	3,475

Year ended March 31, 2007

6. Impairment loss

Outline of the asset groups on which impairment losses were recognized

(Amount: millions of yen)

Use	Location	FY2007	
		Class	Amount
Idle assets	Four facilities-Former Kyoto,Ibaraki,Ichinoseki plants and Saku plant (Hachiman City, Kyoto Pref., etc.)	Buildings and structures	41
		Machinery and transportation equipment	6
		Tools, furniture and fixtures	0
		Land	26
		Total	74

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land, etc) impaired in the current consolidated accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

7. Business restructuring loss

This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc.

	Millions of yen
Loss on disposal of fixed assets related to business restructuring	40

(Statement of Changes in Consolidated Shareholders' Equity)
FY2007 (April 1, 2006 through March 31, 2007)
1. Class and Number of Shares Issued and Class and Number of Treasury Stock

	Shares at previous FY (shares)	Increased shares in current FY (shares)	Decreased shares in current FY (shares)	Shares at end of current FY (shares)
Shares issued				
Common stock	399,167,695	—	—	399,167,695
Total	399,167,695	—	—	399,167,695
Treasury stock				
Common stock (Notes)	121,371	20,837	2,048	140,160
Total	121,371	20,837	2,048	140,160

(Notes) 1. The 20,837 shares increase in the number of own shares of common stock mainly reflects purchases of fractional shares.
2. The 2,048 shares decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

2. Dividend
(1) Dividend Paid

Resolution	Class of stock	Total dividend (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 29, 2006	Common stock	2,793	7.00	March 31, 2006	June 30, 2006

(2) Of the dividends whose record date belongs to the current fiscal year,those whose effective date is in the next fiscal year
The following resolution is planned.

Resolution	Class of stock	Total dividend (millions of yen)	Dividend source	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders on June 28, 2007	Common stock	3,990	Retained earnings	10.00	March 31, 2007	June 29, 2007

(Consolidated Cash Flow Statements)

Year ended March 31, 2006	Year ended March 31, 2007
Relationship between cash and cash equivalents at year end and the amount of the account stated in the consolidated balance sheets. Cash and cash equivalents at March 31, 2006 agree with the amount of the account stated in the consolidated balance sheets.	Relationship between cash and cash equivalents at year end and the amount of the account stated in the consolidated balance sheets. Cash and cash equivalents at March 31, 2007 agree with the amount of the account stated in the consolidated balance sheets.

(a) Relating to lease transactions

	Millions of yen					
	Year ended March 31, 2006			Year ended March 31, 2007		
(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation, accumulated impairment loss equivalent, and equivalent of year-end closing balance:	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,272	605	667	1,439	742	697
Tools, furniture and fixtures	2,464	1,245	1,218	2,387	1,313	1,074
Software	35	19	15	33	12	21
Total	3,773	1,871	1,902	3,860	2,067	1,792

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

	2006	2007
within 1-year	909	895
over 1-year	992	896
Total	1,902	1,792

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on "Interest payment inclusive method".

(3) The amount of lease expenses, mobilization of lease asset impairment losses, equivalent of depreciation expenses and impairment loss:

	2006	2007
Amount of lease expenses	1,070	1,080
Equivalent of depreciation expenses	1,070	1,080

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(Impairment loss) There were no impairment losses allocated to lease assets.

(b) Securities

FY2006 (March 31, 2006)

Other marketable securities with market value

	Classification	Acquisition cost (millions of yen)	Reported amount in B/S (millions of yen)	Difference (millions of yen)
Securities whose reported amounts in B/S exceed acquisition cost	Stock	3,080	10,340	7,259
	Receivables	–	–	–
	Others	–	–	–
	Subtotal	3,080	10,340	7,259
Securities whose reported amounts in B/S do not exceed acquisition cost	Stock	–	–	–
	Receivables	–	–	–
	Others	–	–	–
	Subtotal	–	–	–
Total		3,080	10,340	7,259

Other marketable securities sold in the current consolidated fiscal year (April 1, 2005 through March 31, 2006)

Amount of sales of investments Securities (millions of yen)	Gain on sales of investments Securities (millions of yen)	Loss on sales of investments Securities (millions of yen)
216	191	0

Major securities that are not marked to market

Classification	Reported amount in B/S (millions of yen)
Other marketable securities Non-listed stock	473

FY2007 (March 31, 2007)

Debt securities held to maturity with market values

	Classification	Reported amount in B/S (millions of yen)	Market value (millions of yen)	Difference (millions of yen)
Securities whose market values are in excess of their reported B/S amounts	Government bonds, municipal bonds, etc.	2,628	2,628	0
	Bonds	—	—	—
	Others	—	—	—
	Subtotal	2,628	2,628	0
Securities whose market values are not in excess of their reported B/S amount	Government bonds, municipal bonds, etc.	—	—	—
	Bonds	—	—	—
	Others	—	—	—
	Subtotal	—	—	—
Total		2,628	2,628	0

Other marketable securities with market value

	Classification	Acquisition cost (millions of yen)	Reported amount in B/S (millions of yen)	Difference (millions of yen)
Securities whose reported amounts in B/S exceed acquisition cost	Stock	3,081	8,482	5,401
	Receivables	—	—	—
	Others	—	—	—
	Subtotal	3,081	8,482	5,401
Securities whose reported amounts in B/S do not exceed acquisition cost	Stock	—	—	—
	Receivables	—	—	—
	Others	—	—	—
	Subtotal	—	—	—
Total		3,081	8,482	5,401

Other marketable securities sold in the current consolidated fiscal year (April 1, 2006 through March 31, 2007)

Amount of sales of investments securities (millions of yen)	Gain on sales of investments securities (millions of yen)	Loss on sales of investments securities (millions of yen)
1	0	—

Major securities that are not marked to market

Classification	Reported amount in B/S (millions of yen)
Other marketable securities Non-listed stock	473

Planned redemption payments for debt securities held to maturity

	Due within 1 year (millions of yen)	Due after 1 year and within 5 years (millions of yen)	Due after 5 years and within 10 years (millions of yen)	Due after 10 years (millions of yen)
1. Debt securities				
Government bonds, municipal bonds, etc.	408	2,219	—	—
Bonds	—	—	—	—
Others	—	—	—	—
2. Others	—	—	—	—
Total	408	2,219	—	—

(c) Derivative Transactions

1. Contract conditions

Year ended March 31, 2006	Year ended March 31, 2007
The Company and its consolidated subsidiaries have entered into forward exchange contracts on foreign currency-denominated receivables and payables related to actual and future import and export transactions to hedge certain risks related to fluctuations in foreign currency exchange rates. In principal, forward exchange contracts are carried at contract rate in the consolidated balance sheets, while changes in their fair value are deferred and recognized in earnings. However, the Company and its consolidated subsidiaries adhere to a policy of maintaining the outstanding balance of these instruments within the amounts of hedged foreign currency-denominated receivables and payables. The execution of derivative transactions is controlled by the Finance Department. It is the policy of the Company and its consolidated subsidiaries to utilize forward exchange contracts solely for the purpose of hedging foreign currency position-related risks. In line with internal risk management policies, the Company and its consolidated subsidiaries cover receivables and payables denominated in foreign currencies with forward exchange contracts denominated in the same currency, in the same amount and executed on the same day. Acordingly , the hedging relationships between the derivative financial instrument and the hedged item are highly effective in offsetting changes in currency exchange rates.	1. Content of transactions The Minebea Group uses foreign exchange contract transactions as well as interest swap transactions. 2. Transaction policy The Minebea Group uses forward exchange contracts within the balance of its foreign currency receivables and payables, including the amounts that are ensured to arise in the future. The Group also uses interest swaps within the principal of its borrowings. The management of these transactions is guided by the Finance Department of the Company, and no speculative transactions are made. 3. Purpose of the use of transactions The Minebea Group makes transactions of foreign exchange contract to hedge the fluctuation risks in foreign currency exchange rates related to export and import transactions, etc. The Group also makes interest swap transactions to hedge the fluctuation risks in the interest rates of its borrowings. The Minebea Group makes derivative transactions, and by using the transactions, adopts hedge accounting. (1) Method of Hedge Accounting Regarding monetary receivables and payables in foreign currency for which exchange contracts are made, the Company accounts for them on the allocation method. Also, regarding interest rate swaps, the Company accounts for them as special exceptions, because they meet the accounting requirements for special exceptions. (2) Hedging Vehicles and Targets (Hedging Vehicles) Exchange contracts Interest rate swaps (Hedging Targets) Monetary receivables and payables in foreign currency Interest rates on borrowings (3) Hedge Policy Under the guidance of its Finance Department, the Company makes exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions, and lending in foreign currency. The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings. (4) Method of Assessing Hedge Effectiveness Regarding exchange contracts, the Company allocates them at same dates with same amounts in foreign currency, respectively, in accordance with the risk management policy at the time of conclusion of exchange contracts. This completely ensures correlations reflecting subsequent exchange rate fluctuations. The Company assesses hedge effectiveness based upon that judgment. Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special exceptions.

Year ended March 31, 2006	Year ended March 31, 2007
	4. Content of risks associated with transactions Transactions of foreign exchange contract have fluctuation risks associated with foreign currency exchange rates. Interest swap transactions also have fluctuation risks associated with interest rates. The Minebea Group limits transactions of foreign exchange contract and interest swap to the purpose of hedging those transaction risks, and thus, judges that there are almost no market risks. The Minebea Group makes such transactions with highly reliable financial institutions judged from ratings, etc., and thus, judges that there are almost no risks of the contracts not being fulfilled. 5. Risk management structure for transactions Transactions of foreign exchange contract are executed and managed by the finance department of each company within the upper limit of transactions mentioned in item 2. These transactions are periodically reported to the Finance Department of the Company, and are monitored by the Dept. Interest swap transactions are executed and managed by the Finance Department of the Head Office within the upper limit of transactions mentioned in item 2. However, including details of such borrowing transactions, these transactions are approved in advance by the Board of Directors or the executive officer in charge of finance of the Company, depending upon the amounts of transactions.

2. Contract amounts etc., current prices, and unrealized profits or losses of derivatives

Year ended March 31, 2006	Year ended March 31, 2007
Not Applicable We excluded the items that are applied hedge account from this financial year's report.	Same as on the left.

(d) Retirement benefits

FY2006		
(1) Corporate retirement benefit system		
To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis. In addition, certain overseas subsidiaries have also adopted a defined-benefit pension plan.		
(2) Details of retirement benefit debts and expenses		
Components of retirement benefit debts		
(a) Projected benefit obligations	(26,874)	Millions of yen
(b) Plan assets at fair value	24,877	
(c) Unfunded projected benefit obligations ((a)+(b))	(1,996)	
(d) Unrecognized transitional obligations	411	
(e) Unrecognized actuarial loss	1,018	
(f) Net amount recognized on consolidated balance sheets ((c)+(d)+(e))	(566)	
(g) Prepaid pension cost	75	
(h) Accrued retirement benefits	(641)	
Components of retirement benefit expenses		
Services cost	1,488	
Interest cost	985	
Expected return on plan assets	(1,025)	
Amortization of prior service cost	2	
Amortization of actuarial loss	440	
Retirement benefit costs	1,891	
(3) Calculation basis for retirement benefit debts and expenses		
Discount rate	2.5 %	
Expected rate of return on plan assets	2.5 %	
Allocation of estimated amount of all retirement benefits to be paid at future retirement dates	Basis for periodic fixed amounts	
Period of amortizing prior service cost	10 years	
Period of amortizing actuarial loss	5 ~ 10 years (From the next term, the differences will be charged to expenses based on the straight-line method.)	

FY2007

(1) Corporate retirement benefit system

To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis. In addition, certain overseas subsidiaries have also adopted a defined-benefit pension plan.

(2) Details of retirement benefit debts and expenses

Components of retirement benefit debts

(a) Projected benefit obligations	(30,125)	Millions of yen
(b) Plan assets at fair value	29,525	
(c) Unfunded projected benefit obligations ((a)+(b))	(600)	
(d) Unrecognized transitional obligations	987	
(e) Unrecognized actuarial loss	(564)	
(f) Net amount recognized on consolidated balance sheets ((c)+(d)+(e))	(178)	
(g) Prepaid pension cost	1,483	
(h) Accrued retirement benefits	(1,661)	

Components of retirement benefit expenses

Services cost	2,269
Interest cost	1,159
Expected return on plan assets	(1,343)
Amortization of prior service cost	2
Amortization of actuarial loss	(62)
Retirement benefit costs	2,025

(3) Calculation basis for retirement benefit debts and expenses

Discount rate	2.5 %
Expected rate of return on plan assets	2.5 %
Allocation of estimated amount of all retirement benefits to be paid at future retirement dates	Basis for periodic fixed amounts
Period of amortizing prior service cost	10 years
Period of amortizing actuarial loss	5 ~ 10 years (From the next term, the differences will be charged to expenses based on the straight-line method.)

(e) The tax effect accounting

As of March 31, 2006

1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities

	Millions of yen
(Deferred tax assets)	
Excess of allowed limit chargeable to the bonus payment reserve	713
Loss on revaluation of investments securities	1,619
Excess of allowed limit chargeable to the allowance for doubtful accounts	2,561
Unrealized gains on sales of inventories	1,676
Deficit brought forward	1,807
Foreign tax credit carry forwards	602
Impairment loss	376
Others	2,061
Sub total	11,419
Valuation allowance	(632)
Total deferred tax assets	10,786
(Deferred tax liabilities)	
Depreciations allowed to overseas subsidiaries	1,201
Difference on revaluation of other marketable securities	2,831
Others	186
Total deferred tax liabilities	4,218
Net deferred tax assets	6,568

*Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.

Current assets	Deferred tax assets	3,402
Fixed assets	Deferred tax assets	4,552
Current liabilities.	Others	(1,146)
Fixed liabilities	Others	(240)

2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting

Domestic legal effective tax rate	39.0%
(Adjustments)	
Current amortization of excess of cost over net assets acquired	4.6
Differences in the tax rates applied to consolidated overseas subsidiaries	(36.2)
Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries	42.4
Effect of elimination of dividend income	31.2
Valuation allowances	(6.6)
Others	(0.2)
Ratio of income tax burden after the application of tax effect accounting	74.2

As of March 31, 2007

1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities

	Millions of yen
(Deferred tax assets)	
Excess of allowed limit chargeable to the bonus payment reserve	793
Loss on revaluation of investments securities	1,618
Excess of allowed limit chargeable to the allowance for doubtful accounts	2,332
Unrealized gains on sales of inventories	1,729
Excess of allowed limit chargeable to the depreciation	783
Deficit brought forward	1,256
Foreign tax credit carry forwards	557
Impairment loss	360
Others	1,468
Sub total	10,899
Valuation allowance	(745)
Total deferred tax assets	10,153
(Deferred tax liabilities)	
Depreciations allowed to overseas subsidiaries	1,543
Difference on revaluation of other marketable securities	2,106
Others	241
Total deferred tax liabilities	3,891
Net deferred tax assets	6,262

*Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.

Current assets.......	Deferred tax assets	7,056
Fixed assets..........	Deferred tax assets	990
Current liabilities.	Others	(1,206)
Fixed liabilities	Others	(578)

2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting

Domestic legal effective tax rate	39.0%
(Adjustments)	
Amortization of goodwill	2.1
Differences in the tax rates applied to consolidated overseas subsidiaries	(13.2)
Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries	5.7
Effect of elimination of dividend income	2.8
Others	(0.2)
Ratio of income tax burden after the application of tax effect accounting	36.2

(f) Segment Information

(1) Business segments

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	129,595	188,851	318,446	–	318,446
(2) Sales to other segment	3,803	2,371	6,174	(6,174)	–
Total	133,398	191,222	324,621	(6,174)	318,446
Operating expense	108,842	196,509	305,351	(6,174)	299,177
Operating income (loss)	24,556	(5,287)	19,269	–	19,269
2. Assets, depreciation, impairment and capital expenditure					
Assets	205,437	218,790	424,228	(74,365)	349,862
Depreciation	11,437	12,535	23,972	–	23,972
Impairment loss	388	578	967	–	967
Capital expenditure	12,279	9,929	22,208	–	22,208

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business....... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..................... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2007 (Annual) (April 1, 2006 through March 31, 2007)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	137,662	193,359	331,022	–	331,022
(2) Sales to other segment	7,212	4,135	11,347	(11,347)	–
Total	144,874	197,495	342,370	(11,347)	331,022
Operating expense	118,679	197,425	316,105	(11,347)	304,757
Operating income	26,195	69	26,265	–	26,265
2. Assets, depreciation, impairment and capital expenditure					
Assets	216,595	224,047	440,643	(85,858)	354,784
Depreciation	12,507	12,140	24,648	–	24,648
Impairment loss	30	43	74	–	74
Capital expenditure	8,422	9,243	17,666	–	17,666

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business....... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..................... Small motors, PC keyboards, Speakers, Back lights, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	77,856	155,423	59,467	25,698	318,446	–	318,446
(2) Sales to other segment	166,627	162,506	1,599	1,968	332,702	(332,702)	–
Total	244,483	317,929	61,067	27,667	651,148	(332,702)	318,446
Operating expense	242,561	305,087	58,179	26,051	631,879	(332,702)	299,177
Operating income	1,922	12,842	2,888	1,615	19,269	–	19,269
2. Assets	161,968	247,186	36,864	19,617	465,636	(115,773)	349,862

(Notes) Dividing method and main countries in each territory
(a) Dividing method .... By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)............... Thailand, Singapore, China, Taiwan, Korea, etc.
North America .... United States
Europe... United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	FY2007 (Annual) (April 1, 2006 through March 31, 2007)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,264	162,330	56,109	29,317	331,022	–	331,022
(2) Sales to other segment	163,914	165,062	1,750	1,081	331,808	(331,808)	–
Total	247,179	327,392	57,860	30,398	662,830	(331,808)	331,022
Operating expense	237,409	316,093	54,130	28,932	636,565	(331,808)	304,757
Operating income	9,769	11,299	3,730	1,465	26,265	–	26,265
2. Assets	162,335	258,045	35,692	21,325	477,398	(122,614)	354,784

(Notes) Dividing method and main countries in each territory
(a) Dividing method .... By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)............... Thailand, Singapore, China, Taiwan, Korea, etc.
North America .... United States
Europe... United Kingdom, Germany, France, Italy, etc.

(3) Overseas Sales

(Amount: millions of yen)

	FY2006 (Annual) (April 1, 2005 through March 31, 2006)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	159,781	47,255	31,833	238,870
2. Total sales				318,446
3. Overseas sales on total sales	50.2%	14.8%	10.0%	75.0%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method .... By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)............... Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America.......... United States, Canada, Mexico, etc.
Europe... United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2007 (Annual) (April 1, 2006 through March 31, 2007)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	166,256	44,927	35,119	246,303
2. Total sales				331,022
3. Overseas sales on total sales	50.2%	13.6%	10.6%	74.4%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method .... By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)............... Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America.......... United States, Canada, Mexico, etc.
Europe... United Kingdom, Germany, France, Italy, Netherlands, etc.

(g) Transaction with related parties

FY2006 (April 1, 2005 through March 31, 2006)
None

FY2007 (April 1, 2006 through March 31, 2007)
Directors and main individual shareholder

FY2007 (Annual)											
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction	Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business				
Companies which the company's directors and nearly related person have over 50% of Voting right	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 3.76%	Concurrently serving 2 on loan 1	The company purchases steel bar etc.	Purchase of steel bar etc.	¥2,128 million	Notes and Account payable *2	¥558 million
								Tools & equipment rent etc.	¥556 million	Current liabilities and others *2	¥34 million
								Land rent	¥36 million	Current assets and others *2	¥4 million
								Non operating income	¥19 million		

(Note) Terms and decision policy of the transaction

1. Transaction prices, etc. are negotiated and decided in consideration of market prices.

*2. The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

(9) Per Share Data.

	Year ended March 31, 2006	Year ended March 31, 2007
Net assets per share (yen)	294.65	356.75
Net income per share (yen)	10.67	32.23
Fully diluted net income per share (yen)	Not stated due to no residual securities in existence that have dilutive effects.	Not stated due to no residual securities in existence.

(Note) 1. The following are the basis for calculating net assets per share.

	Year ended March 31, 2006	Year ended March 31, 2007
Total net assets (millions of yen)	–	142,558
Deduction from total net assets (millions of yen)	–	204
(Minority interests of the deduction)	(–)	(204)
Year-end net assets related to common stock (millions of yen)	–	142,353
Year-end common stock used for the calculation of net assets per share (shares)	–	399,027,535

2. The following are the basis for calculating net income per share and diluted net income per share.

	Year ended March 31, 2006	Year ended March 31, 2007
Net income per share (yen)		
Net income in the consolidated statements of income (million of yen)	4,257	12,862
Net income related to common stock (million of yen)	4,257	12,862
Amount not available for common stock (million of yen)	–	–
Average shares of common stock outstanding (shares)	399,052,181	399,037,098
Outline of the residual shares not included in the calculation of diluted net income per share due to no dilution effects (million of yen)		
4th unsecured bonds with warrants attached (Face value)	–	–

(10) Subsequent event

There were no significant events subsequent to the year ended March 31, 2007.

5. Non-Consolidated Financial Statements and Notes

(1) Non-Consolidated Balance Sheets

	As of March 31, 2006		As of March 31, 2007		Increase or (decrease) (2007-2006)
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen
ASSETS					
Current assets	125,077	35.0	124,653	34.9	(424)
Cash and cash equivalents	9,773		11,878		
Notes receivable	4,306		2,861		
Accounts receivable-trade	48,841		52,437		
Purchased goods	2,103		1,948		
Goods in transit	1,086		1,129		
Finished goods	1,040		821		
Raw materials	1,880		1,652		
Work in process	2,883		2,749		
Supplies	139		109		
Prepaid expenses	475		792		
Short-term loans receivable from affiliates	46,426		47,461		
Accounts receivable-other	3,167		1,550		
Temporary advance	21		20		
Deferred tax assets	1,895		4,584		
Others	1,071		308		
Allowance for doubtful receivables	(35)		(5,654)		
Fixed assets	232,446	65.0	232,440	65.1	(5)
Tangible fixed assets	26,051		24,183		(1,867)
Buildings	9,013		8,487		
Structures	488		486		
Machinery and equipment	5,352		4,846		
Vehicles	13		13		
Tools, furniture and fixtures	3,348		2,227		
Land	7,430		7,363		
Construction in progress	404		758		
Intangible fixed assets	3,225		3,013		(211)
Patents	2,736		2,307		
Leasehold rights	49		49		
Software	394		616		
Others	45		40		
Investments and other assets	203,169		205,243		2,074
Investments in securities	10,812		8,953		
Investments securities in affiliates	161,861		161,861		
Investments in partnerships	0		0		
Investments in partnerships with affiliates	32,406		32,406		
Long-term loans receivable from employees	6		4		
Long-term loans receivable from affiliates	553		501		
Reorganization claim in bankruptcy, and others	0		0		
Long-term prepaid expenses	414		344		
Deferred tax assets	3,173		321		
Others	482		1,253		
Allowance for doubtful receivables	(6,542)		(403)		
Deferred charges	36	0.0	10	0.0	(26)
Bond issuance expenses	36		10		
Total Assets	357,560	100.0	357,104	100.0	(456)

	As of March 31, 2006		As of March 31, 2007		Increase or (decrease) (2007-2006)
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen
LIABILITIES					
Current liabilities	98,237	27.5	97,183	27.2	(1,053)
Notes payable	3,400		3,133		
Accounts payable-trade	32,265		30,374		
Short-term loans payable	43,600		31,700		
Short-term loans payable from affiliates	—		5,075		
Current portion of long-term loans payable	6,000		12,000		
Current portion of bonds	3,000		—		
Accounts payable-other	2,077		2,680		
Accrued income taxes	868		2,172		
Accrued expenses	949		1,023		
Advances from customer	25		—		
Deposits received	217		179		
Deferred income	129		207		
Accrued bonuses	1,953		2,062		
Allowance for bonuses to directors and corporate auditors	—		69		
Allowance for business restructuring losses	3,546		5,483		
Notes payable for equipment	129		143		
Others	72		878		
Long-term liabilities	79,654	22.3	78,573	22.0	(1,080)
Bonds	36,500		36,500		
Long-term loans payable	43,000		42,000		
Allowance for retirement benefits	104		—		
Allowance for retirement benefits to executive officers	49		73		
Total Liabilities	177,891	49.8	175,757	49.2	(2,133)

	As of March 31, 2006		As of March 31, 2007		Increase or (decrease) (2007-2006)
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen
SHAREHOLDERS' EQUITY					
Common stock	68,258	19.1	–	–	–
Additional paid-in capital	94,756	26.5	–	–	–
Capital reserve	94,756		–		
Retained earnings	12,287	3.4	–	–	–
Earned surplus	2,085		–		
Voluntary reserve	11,500		–		
General reserve	11,500		–		
Unappropriated retained earnings (Undisposed retained deficit)	(1,297)		–		
Difference on revaluation of other marketable securities	4,428	1.2	–	–	–
Treasury stock	(61)	(0.0)	–	–	–
Total Shareholders' Equity	179,669	50.2	–	–	–
Total Liabilities and Shareholders' Equity	357,560	100.0	–	–	–
NET ASSETS					
Shareholders' equity	–	–	178,051	49.9	–
Common stock	–	–	68,258	19.1	–
Additional paid-in capital	–	–	94,756	26.6	–
Capital reserve	–		94,756		
Others	–		0		
Retained earnings	–	–	15,111	4.2	–
Earned surplus	–		2,085		
Others					
Reserve for general purpose	–		6,500		
Retained earnings carried forward	–		6,526		
Treasury stock	–	–	(76)	(0.0)	–
Revaluation / Translation differences	–	–	3,294	0.9	–
Difference on revaluation of other marketable securities	–		3,294		
Total Net Assets	–	–	181,346	50.8	–
Total Liabilities and Net assets	–	–	357,104	100.0	–

(2) Non-Consolidated Statements of Income

	Year ended March 31, 2006		Year ended March 31, 2007		Increase or (decrease) (2007-2006)
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen
Net Sales	206,831	100.0	228,406	100.0	21,575
Sales (purchased goods)	181,588		202,184		
Sales (finished goods)	25,242		26,222		
Cost of sales	182,910	88.4	200,555	87.8	17,644
Beginning inventories (purchased goods)	2,558		2,103		
Purchase (purchased goods)	155,553		173,603		
Transfer from other accounts (purchased goods)	3,006		2,743		
Sub total	161,118		178,450		
Transfer to other accounts (purchased goods)	874		773		
Ending inventories (purchased goods)	2,103		1,948		
Total	158,140		175,728		
Beginning inventories (finished goods)	1,235		1,040		
Manufacturing cost	25,845		25,708		
Transfer from other accounts (finished goods)	119		187		
Sub total	27,199		26,936		
Transfer to other accounts (finished goods)	1,389		1,287		
Ending inventories (finished goods)	1,040		821		
Total	24,769		24,827		
Gross profit	23,920	11.6	27,851	12.2	3,931
Selling, general and administrative expenses	20,844	10.1	18,903	8.3	(1,941)
Sales commission	175		194		
Packing and freight expenses	2,094		1,997		
Advertisement	73		101		
Inspection charges (finished goods)	465		502		
Officer's salaries	254		259		
Salaries	3,697		3,695		
Bonuses	—		73		
Provision for bonuses	1,048		1,131		
Provision for reserve for bonuses to directors and corporate auditors	—		69		
Welfare expense	790		791		
Entertainment	98		98		
Travel and transportation	1,053		1,070		
Communications	136		127		
Water, light and fuel	104		110		
Office supplies	48		42		
Property tax and other taxes	354		361		
Depreciation	675		593		
Repair expense	171		114		
Outside service	1,176		1,192		
Insurance	90		155		
Commission	136		131		
Pent and lease	1,163		1,113		
Legal and professional fees	2,942		—		
Research & development expenses	3,962		4,357		
Other	129		616		
Operating income	3,075	1.5	8,948	3.9	5,872

	Year ended March 31, 2006		Year ended March 31, 2007		Increase or (decrease) (2007-2006)
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen
Other income	9,176	4.4	5,579	2.4	(3,597)
Interest income	638		647		
Dividends received	7,759		4,159		
Rent income of fixed assets	212		165		
Others	566		606		
Other expenses	2,016	1.0	2,130	0.9	114
Interest and discount charge	771		—		
Interest expenses	—		811		
Interest on bonds	740		734		
Amortization on bond issue costs	46		26		
Foreign currency exchange loss	166		331		
Others	291		226		
Ordinary income	10,236	4.9	12,396	5.4	2,160
Extraordinary income	1,157	0.6	758	0.3	(399)
Gain on sales of fixed assets	477		228		
Gain on sales of investments in securitis	191		0		
Gain on the reversal of preemptive rights	447		—		
Reversal of allowance for doubtful receivables	41		529		
Extraordinary loss	11,479	5.5	3,789	1.6	(7,689)
Loss on sales of fixed assets	12		52		
Loss on disposal of fixed assets	136		288		
Impairment loss	1,642		74		
Allowance for doubtful receivables	316		—		
Loss on revaluation of investments securities in affiliates	5,230		—		
Loss on liquidation of affiliated companies	49		—		
Loss for after-care of products	29		33		
Business restructuring loss	3,637		2,461		
Retirement benefits to directors and corporate auditors	423		—		
Compensation payments	—		70		
Settlement loss	—		808		
Income before income taxes (loss)	(85)	(0.0)	9,365	4.1	9,451
Income taxes (including enterprise tax)	1,815		2,859		
Adjustment of income taxes	1,478		888		
Total income taxes	3,293	1.6	3,747	1.6	454
Net income (loss)	(3,378)	(1.6)	5,618	2.5	8,996
Retained earnings brought forward from the previous year	2,081		—		—
Loss on disposal of treasury stock	0		—		—
Unappropriated retained earnings at end of year (Undisposed retained deficit)	(1,297)		—		—

(3) Proposed Appropriation of Unappropriated Retained Earnings

Shareholders' approval scheduled for June 29, 2006	As of March 31, 2006
	Millions of yen
Undisposed retained deficit........................	1,297
Voluntary earned surplus	
General reserve..	5,000
Total	3,702
The above amount is to be appropriated as follows:-	
Dividends...	2,793
Total	2,793
Retained earnings carried forward to the next year..........................	908

(Notes) The date is the date of approval by the Company's general meeting of shareholders.

(4)Statement of Changes in Non-Consolidated Shareholders' Equity

FY2007 (April 1, 2006 through March 31, 2007) (Amount: millions of yen)

	Shareholders' equity							
	Common stock	Additional paid-in capital			Retained earnings			
		Capital reserve	Others	Total Additional paid-in capital	Earned surplus	Others		Total Retained earnings
						Reserve for general purpose	Retained earnings carried forward	
Balances at March 31, 2006	68,258	94,756	–	94,756	2,085	11,500	(1,297)	12,287
Changes								
Mobilization of general reserve (Notes)						(5,000)	5,000	–
Cash dividend from retained earnings (Notes)							(2,793)	(2,793)
Net income							5,618	5,618
Purchase of own shares								
Sales of own shares			0	0				
Changes (net) in non-shareholders' equity items								
Total changes			0	0		(5,000)	7,824	2,824
Balances at March 31, 2007	68,258	94,756	0	94,756	2,085	6,500	6,526	15,111

	Shareholders' equity		Revaluation / Translation differences		Total net assets
	Treasury stock	Total Shareholders' equity	Difference on revaluation of other marketable securities	Total Revaluation / Translation differences	
Balances at March 31, 2006	(61)	175,240	4,428	4,428	179,669
Changes					
Mobilization of general Reserve (Notes)		–			–
Cash dividend from retained earnings (Notes)		(2,793)			(2,793)
Net income		5,618			5,618
Purchase of own shares	(15)	(15)			(15)
Sales of own shares	1	1			1
Changes (net) in non-shareholders' equity items			(1,133)	(1,133)	(1,133)
Total changes	(14)	2,810	(1,133)	(1,133)	1,676
Balances at March 31, 2007	(76)	178,051	3,294	3,294	181,346

(Notes) Mobilization of general reserve and cash dividend from retained earnings were profit appropriation items at the ordinary general meeting of shareholders held in June 2006.

(5) Significant Accounting Policies

(a) Marketable securities

Investments securities in subsidiaries and affiliates: Stated at cost determined by the moving average method.

Other marketable securities: Securities with Market Value

Market value method based on market prices and other conditions at the end of the term. (The revaluation differences are accounted for based on the direct net assets method and the sales costs are calculated by the moving average method.)

Securities without Market Value

Non listed marketable securities are stated at cost determined by the moving average method.

(b) Inventories

Purchased goods: Stated at cost determined by the moving average method.

Finished goods: Stated at cost determined by the moving average method.

Raw materials: Stated at cost determined by the moving average method.

Work in process: Stated at cost determined by the moving average method for bearings, fasteners, and motors.

Stated at cost determined respectively for measuring equipment, special motors and special machinery components.

Supplies: Stated at cost determined by the moving average method.

(c) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method. Their major useful lives are as follows:

Buildings and structures	2 to 50 years
Machinery and equipment	2 to 15 years
Tools, furniture and fixtures	2 to 20 years

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

The depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

Long-term loans receivable:

Depreciation of long-term loans receivable is made on the straight-line method.

(d) Amortization of deferred charges

Deferred charges are equally amortized over the term of bonds issued (3 years).

(e) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.

(f) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for bonuses to directors and corporate auditors:

To provide for payment of bonuses to directors and corporate auditors, the Company records an amount, based upon the estimated amount of payment for the current fiscal year.

(Change of accounting policies)

From the current fiscal year, the Company has adopted the method of charging bonuses to directors and corporate auditors to expense as incurred in accordance with the Accounting Standard No. 4, Accounting Standard for Directors' Bonus (issued by the Accounting Standards Board of Japan on November 29, 2005). This reduces operating income, ordinary income and income before income taxes by 69 million yen, respectively

Allowance for retirement benefits:

To provide for payment of employee retirement benefits, the Company reported an allowance for retirement benefits or prepaid pension costs, based on estimated retirement benefit debts and pension assets at the end of the current term.

At the end of the current fiscal year, prepaid pension costs is included in others of investments and other assets.

Over the five years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

Allowance for retirement benefits to executive officers:

To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the period of the current fiscal year is shown.

Allowance for business restructuring losses:

Based upon the decision of the structural reform plan for its PC keyboard business and other key business and other key businesses, the Company has reported the reasonably estimated amounts of expected that it is expected to incur in the future.

(g) Accounting method of lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(h) Accounting method of hedge transactions

(1) Method of hedge accounting

Regarding monetary receivables and payables in foreign currency for which exchange contracts are made, the Company accounts for them on the allocation method. Also, regarding interest rate swaps, the Company accounts for them as special exceptions, because they meet the accounting requirements for special exceptions.

(2) Hedging vehicles and targets

(Hedging vehicles)

Exchange contracts

Interest rate swaps

(Hedging targets)

Monetary receivables and payables in foreign currency

Interest rates on borrowings

(3) Hedge policy

Under the guidance of its Finance Department, the Company makes exchange contracts to hedge risks in foreign exchange fluctuations arising from export and import transactions, and lending in foreign currency. The Company also makes interest rate swaps to hedge fluctuation risks in interest rates on borrowings.

(4) Method of assessing hedge effectiveness

Regarding exchange contracts, the Company allocates them at same dates with same amounts in foreign currency, respectively, in accordance with the risk management policy at the time of conclusion of exchange contracts. This completely ensures correlations reflecting subsequent exchange rate fluctuations. The Company assesses hedge effectiveness based upon that judgment. Also, regarding interest rate swaps, the Company assesses hedge effectiveness based upon the fulfillment of the accounting requirements for special exceptions.

(i) Other significant accounting policies

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

(6) Change of accounting treatment

(Accounting standards for presentation of net assets in the balance sheet)

Since the current term, the Company has applied the Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan (ASBJ) Statement No. 5 issued on December 9, 2005 by the ASBJ). It has also applied the Implementation Guidance for the Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Implementation Guidance No. 8 issued on December 9, 2005 by the ASBJ).

The amount corresponding to previous total shareholders' equity is 181,346 million yen.

Net assets in the balance sheet for the term are presented in accordance with provisions of the new Regulations concerning Financial Statements after revision.

(7) Change of presentation

(Non-consolidated Statements of Income)

(1) Legal and professional fees, which were shown separately in the previous fiscal year, are 480 million yen for the year, 5/100 or less of total selling, general and administrative expenses. This account is included in others of selling, general and administrative expenses.

(2) Interest and discount charge in the previous term is classified as interest expenses in the current term.

(8) Notes

(Non-Consolidated Balance Sheets)

As of March 31, 2006		As of March 31, 2007	
1. Contingent liabilities	Millions of yen	1. Contingent liabilities	Millions of yen
The Company has provided the following companies with guarantees for their bank borrowings, etc.		The Company has provided the following companies with guarantees for their bank borrowings, etc.	
MINEBEA THAI LIMITED	7,797	MINEBEA (HONG KONG) LIMITED	6,348
(US$'000	12,500	(US$'000	39,742
BAHT'000	481,641		1,657)
EUR'000	242	MINEBEA THAI LIMITED	5,440
SF'000	1,987	(US$'000	7,500
	4,660)	BAHT'000	35,421
MINEBEA (HONG KONG) LIMITED	6,942	EUR'000	223
(US$'000	50,800	SF'000	3,638
	975)		4,037)
SHANGHAI SHUN DING TECHNOLOGIES LTD.		SHANGHAI SHUN DING TECHNOLOGIES LTD.	
	5,835		5,412
(US$'000	31,830	(US$'000	31,830
RMB'000	143,020)	RMB'000	108,600)
PELMEC INDUSTRIES (PTE.) LIMITED	2,869	PELMEC INDUSTRIES (PTE.) LIMITED	1,839
(US$'000	2,220	(US$'000	11,289
S$'000	35,540	S$'000	5,540
EUR'000	205)	EUR'000	483)
NMB THAI LIMITED	2,017	NMB HI-TECH BEARINGS LIMITED	
(US$'000	6,700		1,229
BAHT'000	23,703	(US$'000	1,152
EUR'000	600	BAHT'000	3,894
	1,072)		1,079)
PELMEC THAI LIMITED	1,893	Other 11 companies	2,929
(BAHT'000	295,232	Total	23,201
	1,001)		
NMB HI-TECH BEARINGS LIMITED			
	1,709		
(US$'000	828		
BAHT'000	274,319		
	783)		
Other 12 companies	4,482		
Total	33,548		
(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on March 31, 2006)		(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on March 31, 2007)	

As of March 31, 2006	As of March 31, 2007
2. Notes related to affiliates — Millions of yen The following accounts include affiliate-related receivables and payables other than those shown separately. Receivables Notes receivable 585 Accounts receivable-trade 30,560 Accounts receivable-other 2,745 Payables Accounts payable-trade 26,959	2. Notes related to affiliates — Millions of yen The following accounts include affiliate-related receivables and payables other than those shown separately. Receivables Notes receivable 367 Accounts receivable-trade 29,142 Accounts receivable-other 1,202 Payables Accounts payable-trade 25,101
3. Number of authorized shares (Common stock) 1,000,000,000 shares Number of shares outstanding (Common stock) 399,167,695 shares	3. None
4. Number of treasury shares (Common stock) 116,560 shares	4. None
5. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments — Balance 10,000	5. Commitment line contracts — Millions of yen To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current fiscal year based on these contracts are as follows: Total commitments 10,000 Used commitments — Balance 10,000
6. Dividend limitations The amount provided for in Item 3, Article 124 of the Enforcement Regulation of the Japanese Commercial Code is 4,428 million yen.	6. None
7. None	7. Matured notes at end of term Matured notes at the end of term are settled at the exchange date of notes. In the term under review, the end date of the term fell on a holiday of financial institutions, and due to this, the following matured notes are included in the balance. Notes receivable 271million yen Notes payable 937million yen Notes payable for equipment 63million yen

(Non-Consolidated Statements of Income)

Year ended March 31, 2006		Year ended March 31, 2007	
1. Total R&D expenses		**1. Total R&D expenses**	
The R&D expenses included in general administrative expenses and manufacturing costs for the current fiscal year are 7,538 million yen.		The R&D expenses included in general administrative expenses and manufacturing costs for the current fiscal year are 7,579 million yen.	
2. Transfer from other accounts(purchased goods)	Millions of yen	**2. Transfer from other accounts(purchased goods)**	Millions of yen
Raw materials	1,341	Raw materials	858
Tangible fixed assets	295	Tangible fixed assets	908
Disposal	40	Research & development expenses	69
Amount taken over through business transfer	466	Other	906
Other	862	Total	2,743
Total	3,006		
3. Transfer to other accounts (purchased goods)	Millions of yen	**3. Transfer to other accounts (purchased goods)**	Millions of yen
Tangible fixed assets	233	Tangible fixed assets	40
Research & development expenses	23	Research & development expenses	22
Disposal	147	Disposal	18
Other	469	Other	692
Total	874	Total	773
4. Transfer from other accounts (finished goods)	Millions of yen	**4. Transfer from other accounts (finished goods)**	Millions of yen
Raw materials	42	Raw materials	62
Tangible fixed assets	23	Tangible fixed assets	59
Disposal	31	Disposal	20
Other	21	Other	45
Total	119	Total	187
5. Transfer to other accounts (finished goods)	Millions of yen	**5. Transfer to other accounts (finished goods)**	Millions of yen
Raw materials	762	Raw materials	764
Tangible fixed assets	182	Tangible fixed assets	155
Research & development expenses	296	Research & development expenses	287
Disposal	51	Disposal	9
Other	96	Other	71
Total	1,389	Total	1,287
6. Fixed assets had the following sales gains: 359 million yen from the sale of buildings; 107 million yen from the sale of machinery and equipment (of which gains on sales to affiliates are 99 million yen); 0 million yen from the sale of vehicles (of which gains on sales to affiliates are 0 million yen); 5 million yen from the sale of tools, furniture and fixtures (of which gains on sales to affiliates are 5 million yen) and 4 million yen from the sale of land.		6. Fixed assets had the following sales gains: 50 million yen from the sale of buildings; 173 million yen from the sale of machinery and equipment (of which gains on sales to affiliates are 115 million yen) ; 1 million yen from the sale of vehicles and 3 million yen from the sale of tools, furniture and fixtures (of which gains on sales to affiliates are 2 million yen).	
7. Fixed assets had the following sales losses: 3 million yen from the sale of buildings; 0 million yen from the sale of structures; 9 million yen from the sale of machinery and equipment (of which losses on sales to affiliates are 0 million yen); 0 million yen from the sale of tools, furniture and fixtures and 0 million yen from the sale of land.		7. Fixed assets had the following sales losses: 14 million yen from the sale of buildings; 0 million yen from the sale of structures; 18 million yen from the sale of machinery and equipment; 0 million yen from the sale of vehicles; 17 million yen from the sale of land, and 2 million yen from the sale of other.	

Year ended March 31, 2006	Year ended March 31, 2007
8. Fixed assets had the following disposal losses: 34 million yen from the disposal of buildings; 6 million yen from the disposal of structures; 63 million yen from the disposal of machinery and equipment; 0 million yen from the disposal of vehicles; 31 million yen from the disposal of tools, furniture and fixtures and 0 million yen from the disposal of other.	8. Fixed assets had the following disposal losses: 188 million yen from the disposal of buildings; 2 million yen from the disposal of structures; 64 million yen from the disposal of machinery and equipment; 0 million yen from the disposal of vehicles; 30 million yen from the disposal of tools, furniture and fixtures; 1 million yen from the disposal of land and 0 million yen from the disposal of other.

9. Principal transactions with affiliates (Year ended March 31, 2006)

	Millions of yen
Sales (purchased goods)	131,955
Sales (finished goods)	7,570
Purchase (purchased goods)	135,131
Interest income	624
Dividends received	7,688

9. Principal transactions with affiliates (Year ended March 31, 2007)

	Millions of yen
Sales (purchased goods)	147,693
Sales (finished goods)	8,270
Purchase (purchased goods)	154,544
Interest income	620
Dividends received	4,094

10. Impairment loss (Year ended March 31, 2006)

Outline of the asset groups on which impairment losses were recognized.

(Amount: millions of yen)

Use	Location	FY2006	
		Class	Amount
Idle assets	Five facilities-Former Kyoto,Ibaraki,Ichinoseki, Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.)	Buildings	132
		Land	1,509
		Total	1,642

Asset grouping method

Based on its business classification, the Company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings and land) impaired in the current accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

10. Impairment loss (Year ended March 31, 2007)

Outline of the asset groups on which impairment losses were recognized.

(Amount: millions of yen)

Use	Location	FY2007	
		Class	Amount
Idle assets	Four facilities-Former Kyoto,Ibaraki,Ichinoseki plants and Saku plant (Hachiman City, Kyoto Pref., etc.)	Buildings	30
		Structures	11
		Machinery and equipment	6
		Tools, furniture and fixtures	0
		Land	26
		Total	74

Asset grouping method

Based on its business classification, the Company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land, etc.) impaired in the current accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The Company makes net sales proceed-based calculations and assessments mainly based on the standards for real estate appraisals.

Year ended March 31, 2006		Year ended March 31, 2007	
11. Business restructuring loss	Millions of yen	11. Business restructuring loss	Millions of yen
This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc.		This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc.	
Loss on disposal of fixed assets and inventories related to business restructuring	620	Loss on disposal of fixed assets related to business restructuring	58
Estimated amount of support to affiliates related to business restructuring	3,016	Estimated amount of support to affiliates related to business restructuring	2,402
Total	3,637	Total	2,461

(Statement of Changes in Non-consolidated Shareholders' Equity)

FY2007 (April 1, 2006 through March 31, 2007)

Class and Number of Treasury Stock

	Shares at previous FY (shares)	Increased shares in current FY (shares)	Decreased shares in current FY (shares)	Shares at end of current FY (shares)
Common stock (Notes)	116,560	20,787	2,048	135,299
Total	116,560	20,787	2,048	135,299

(Notes) 1. The 20,787 share increase in the number of own shares of common stock reflects purchases of fractional shares.

2. The 2,048 share decrease in the number of own shares of common stock reflects requests for purchase of fractional shares.

(Relating to lease transactions)

	Millions of yen					
	Year ended March 31, 2006			Year ended March 31, 2007		
(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation, accumulated impairment loss equivalent, and equivalent of year-end closing balance:	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Vehicles	179	83	96	199	81	117
Tools, furniture and fixtures	1,893	998	894	1,763	988	774
Software	35	19	15	33	12	21
Total	2,107	1,101	1,006	1,995	1,082	913

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

	2006	2007
within 1-year	472	423
over 1-year	534	489
Total	1,006	913

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of year-end closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses, mobilization of lease asset impairment losses, equivalent of depreciation expenses and impairment loss:

	2006	2007
Amount of lease expenses	559	531
Equivalent of depreciation expenses	559	531

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(Impairment loss) There were no impairment losses allocated to lease assets.

(Securities with Market Value)

There are no subsidiaries or affiliates whose stocks have their current market value.

(The tax effect accounting)

Year ended March 31, 2006		Year ended March 31, 2007	
1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities	Millions of yen	1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities	Millions of yen
(Deferred tax assets)		(Deferred tax assets)	
Excess of allowed limit chargeable to the accrued bonuses	762	Excess of allowed limit chargeable to the accrued bonuses	804
Excess of allowed limit chargeable to the retirement benefits	60	Excess of allowed limit chargeable to the reserve for bonuses to directors and corporate auditors	27
Loss on the liquidation of investments in securities	1,671	Loss on the liquidation of investments in securities	1,670
Loss on the liquidation of investments securities in affiliates	3,383	Loss on the liquidation of investments securities in affiliates	3,095
Excess of allowed limit chargeable to the allowance for doubtful receivable	2,553	Excess of allowed limit chargeable to the allowance for doubtful receivable	2,345
Disallowance of allowance for business restructuring losses	1,383	Disallowance of allowance for business restructuring losses	2,139
Foreign tax credit carry forwards	602	Foreign tax credit carry forwards	557
Impairment loss	641	Impairment loss	624
Excess of allowed limit chargeable to the depreciation	386	Excess of allowed limit chargeable to the depreciation	409
Disallowance of accrued enterprise taxes	287	Disallowance of accrued enterprise taxes	356
Others	293	Others	377
Total deferred tax assets	12,021	Total deferred tax assets	12,403
Valuation allowance	(4,122)	Valuation allowance	(5,391)
Total deferred tax assets	7,899	Total deferred tax assets	7,012
(Deferred tax liabilities)		(Deferred tax liabilities)	
Difference on revaluation of other marketable securities	2,831	Difference on revaluation of other marketable securities	2,106
Total deferred tax liabilities	2,831	Total deferred tax liabilities	2,106
Net deferred tax assets	5,068	Net deferred tax assets	4,905
2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting		2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting	
Diluted net income per share is not stated due to residual securities not in existence in addition to a net loss per share reported.		The difference between the statutory tax rate and the income taxes burden ratio after the application of tax effect accounting is 5/100 or less of the statutory tax rate. Notes are omitted.	

(Per Share Data)

	Year ended March 31, 2006	Year ended March 31, 2007
Net assets per share (yen)	450.24	454.47
Net income (loss) per share (yen)	(8.47)	14.08
Fully diluted net income per share (yen)	Diluted net income per share is not stated due to a net loss per share reported, although residual securities exist.	Not stated due to no residual securities in existence.

(Note) 1. The following are the basis for calculating net assets per share.

	Year ended March 31, 2006	Year ended March 31, 2007
Total net assets (millions of yen)	–	181,346
Deduction from total net assets (millions of yen)	–	–
Year-end net assets related to common stock (millions of yen)	–	181,346
Year-end common stock used for the calculation of net assets per share (shares)	–	399,032,396

2. The following are the basis for calculating net income or loss per share and diluted net income per share.

	Year ended March 31, 2006	Year ended March 31, 2007
Net income (loss) per share (yen)		
Net income (loss) in the non-consolidated statements of income (millions of yen)	(3,378)	5,618
Net income (loss) related to common stock (millions of yen)	(3,378)	5,618
Amount not available for common stock (millions of yen)	–	–
Average shares of common stock outstanding (shares)	399,056,975	399,041,947
Outline of the residual shares not included in the calculation of diluted net income per share due to no dilution effects (millions of yen)		
4th unsecured bonds with warrants attached (Face value)	–	–

(Subsequent event)

There were no significant events subsequent to the fiscal year ended March 31, 2007.

6. Change of Directors & Corporate Auditors

(1) Representative Director:

None

(2) Other Directors & Corporate Auditors:

(a) Candidates for New Directors (Effective June 28, 2007)

Director Masayoshi Yamanaka
(Currently Managing Executive Officer, Deputy Chief of Operations Headquarters, Head of Corporate Planning Division)

Director Hirotaka Fujita
(Currently Managing Executive Officer, Deputy Chief of Manufacturing Headquarters, Head of Electronic Device Business Unit)

(b) Candidates for New Corporate Auditors (Effective June 28, 2007)

Standing Corporate Auditor	Tosei Takenaka (Currently Director, Senior Managing Executive Officer, Chief of Operations Headquarters, Head of Legal Division)
Standing Corporate Auditor	Akifumi Kamoi (Currently General Manager of Bearing Manufacturing Dept., Ball Bearing Business Unit)
Standing External Corporate Auditor	Kazuaki Tanahashi (Currently Tokyo Central Branch Manager, The Sumitomo Trust & Banking Co., Ltd.)

(c) Retiring Directors (Effective June 28, 2007)

Director, Senior Managing Executive Officer, Chief of Engineering Headquarters, Officer in Charge of Environmental Preservation
Ryusuke Mizukami

Director, Senior Managing Executive Officer, Chief of Operations Headquarters, Head of Legal Division
Tosei Takenaka (Scheduled to take the post of Standing Corporate Auditor)

(d) Retiring Corporate Auditors (Effective June 28, 2007)

Standing Corporate Auditor	Shinichi Mori
Standing Corporate Auditor	Yoshinori Amano
Standing External Corporate Auditor	Tsukasa Oshima

7. Amounts of production, orders received, sales

(1) Production

(Amount: millions of yen)

Business segments	Year ended March 31, 2006	Year ended March 31, 2007
Machined components business	130,796	137,001
Electronic devices and components business	178,043	180,088
Total	308,839	317,089

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(2) Orders received

(Amount: millions of yen)

Business segments	Year ended March 31, 2006		Year ended March 31, 2007	
	Orders received	Order backlog	Orders received	Order backlog
Machined components business	139,082	48,044	140,833	51,215
Electronic devices and components business	189,586	23,281	195,445	25,367
Total	328,668	71,325	336,278	76,582

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(3) Sales

(Amount: millions of yen)

Business segments	Year ended March 31, 2006	Year ended March 31, 2007
Machined components business	129,595	137,662
Electronic devices and components business	188,851	193,359
Total	318,446	331,022

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

Minebea Co., Ltd.

Supplementary Financial Data
for the Fiscal Year ended March 31, 2007

1. Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. '06			Fiscal year ended Mar. '07			%Change Y/Y	
	1st Half	2nd Half	Full Year	1st Half	2nd Half	Full Year	2nd Half*1	Full Year*2
Net sales	155,739	162,707	318,446	163,998	167,024	331,022	+2.7%	+3.9%
Operating income	7,224	12,045	19,269	13,367	12,898	26,265	+7.1%	+36.3%
Ordinary income	5,322	9,273	14,595	10,947	10,896	21,843	+17.5%	+49.7%
Income before income taxes	4,425	5,195	9,620	11,114	8,409	19,523	+61.9%	+102.9%
Net income	2,421	1,836	4,257	7,468	5,394	12,862	x2.938	x3.021
Net income per share (yen)	6.07	4.60	10.67	18.72	13.51	32.23	x2.938	x3.021

(Millions of yen)	Fiscal year ended Mar. '06				Fiscal year ended Mar. '07				4Q %Change	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	Q/Q*3	Y/Y*4
Net sales	75,690	80,049	80,948	81,759	80,201	83,797	83,332	83,692	+0.4%	+2.4%
Operating income	3,010	4,214	6,043	6,002	5,858	7,509	6,609	6,289	-4.8%	+4.8%
Ordinary income	2,163	3,159	4,694	4,579	4,713	6,234	5,495	5,401	-1.7%	+18.0%
Income before income taxes	830	3,595	4,474	721	5,205	5,909	5,075	3,334	-34.3%	x4.624
Net income	980	1,441	2,400	-564	3,288	4,180	4,209	1,185	-71.8%	-
Net income per share (yen)	2.46	3.61	6.01	-1.41	8.24	10.48	10.54	2.97	-71.8%	-

2. Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ended Mar. '06			Fiscal year ended Mar. '07			%Change Y/Y	
	1st Half	2nd Half	Full Year	1st Half	2nd Half	Full Year	2nd Half*1	Full Year*2
Machined components	62,204	67,391	129,595	67,768	69,894	137,662	+3.7%	+6.2%
Bearing related products	52,384	57,163	109,547	58,101	60,128	118,229	+5.2%	+7.9%
Other machined components	9,820	10,227	20,047	9,667	9,766	19,433	-4.5%	-3.1%
Electronic devices and components	93,535	95,316	188,851	96,229	97,130	193,359	+1.9%	+2.4%
Rotary components	54,323	55,813	110,136	56,016	58,842	114,858	+5.4%	+4.3%
Other electronic devices	39,212	39,503	78,715	40,213	38,288	78,501	-3.1%	-0.3%
Total sales	155,739	162,707	318,446	163,998	167,024	331,022	+2.7%	+3.9%
Machined components	11,112	13,444	24,556	13,317	12,878	26,195	-4.2%	+6.7%
Electronic devices and components	-3,887	-1,400	-5,287	50	19	69	-	-
Total operating income	7,224	12,045	19,269	13,367	12,898	26,265	+7.1%	+36.3%

(Millions of yen)	Fiscal year ended Mar. '06				Fiscal year ended Mar. '07				4Q %Change	
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	Q/Q*3	Y/Y*4
Machined components	30,573	31,631	32,938	34,453	33,305	34,463	34,217	35,677	+4.3%	+3.6%
Bearing related products	25,982	26,402	27,837	29,326	28,506	29,595	29,309	30,819	+5.2%	+5.1%
Other machined components	4,591	5,229	5,101	5,126	4,799	4,868	4,908	4,858	-1.0%	-5.2%
Electronic devices and components	45,116	48,419	48,009	47,307	46,896	49,333	49,115	48,015	-2.2%	+1.5%
Rotary components	26,443	27,880	27,724	28,089	26,865	29,151	28,857	29,985	+3.9%	+6.7%
Other electronic devices	18,673	20,539	20,285	19,218	20,031	20,182	20,258	18,030	-11.0%	-6.2%
Total sales	75,690	80,049	80,948	81,759	80,201	83,797	83,332	83,692	+0.4%	+2.4%
Machined components	5,067	6,045	6,972	6,472	6,228	7,089	6,769	6,109	-9.8%	-5.6%
Electronic devices and components	-2,056	-1,831	-930	-470	-369	419	-159	178	-	-
Total operating income	3,010	4,214	6,043	6,002	5,858	7,509	6,609	6,289	-4.8%	+4.8%

*1 2nd half % change Y/Y : 2nd half in comparison with the 2nd half of the previous fiscal year

*2 Full year % change Y/Y : Full year in comparison with the previous full year

*3 4Q % change Q/Q : 4Q in comparison with 3Q

*4 4Q % change Y/Y : 4Q in comparison with 4Q of the previous fiscal year

3. Prospect for the Fiscal Year ending March 31, 2008

(Millions of yen)	Fiscal year ending Mar. '08			%Change Y/Y
	1st Half	2nd Half	Full Year	
Net sales	162,500	172,500	335,000	+1.2%
Operating income	14,000	16,000	30,000	+14.2%
Ordinary income	11,500	13,500	25,000	+14.5%
Income before income taxes	10,500	13,000	23,500	+20.4%
Net income	6,500	8,500	15,000	+16.6%
Net income per share (yen)	16.29	21.30	37.59	+16.6%

4. Prospect for the Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ending Mar. '08 1st Half	2nd Half	Full Year	%Change Y/Y
Machined components	70,600	71,700	142,300	+3.4%
Bearing related products	61,950	62,850	124,800	+5.6%
Other machined components	8,650	8,850	17,500	-9.9%
Electronic devices and components	91,900	100,800	192,700	-0.3%
Rotary components	59,300	63,950	123,250	+7.3%
Other electronic devices	32,600	36,850	69,450	-11.5%
Total sales	162,500	172,500	335,000	+1.2%
Machined components	13,800	14,100	27,900	+6.5%
Electronic devices and components	200	1,900	2,100	x30.435
Total operating income	14,000	16,000	30,000	+14.2%

5. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	FY ended Mar. '06	Fiscal year ended Mar. '07 1Q	2Q	3Q	4Q	Full Year	Assumption for the FY ending Mar. '08
Capital expenditure	21,897	3,594	5,311	4,315	3,749	16,969	27,500
Depreciation (Including Intangible Fixed Assets)	23,972	5,915	5,979	6,191	6,563	24,648	24,800
Research and development costs	9,048	2,198	2,247	2,235	2,320	9,000	11,500

6. Exchange Rates

		FY ended Mar. '06	Fiscal year ended Mar. '07 1Q	2Q	3Q	4Q	Full Year	Assumption for the FY ending Mar. '08
US$	PL	113.09	114.71	115.80	117.36	119.76	116.91	117.0
	BS	117.47	115.24	117.90	119.11	118.05	118.05	117.0
EURO	PL	137.81	143.49	147.67	150.84	156.99	149.75	150.0
	BS	142.81	146.00	149.77	156.50	157.33	157.33	150.0
S'PORE$	PL	67.92	72.00	73.21	75.01	78.09	74.58	76.0
	BS	72.57	72.45	74.32	77.61	77.83	77.83	76.0
THAI BAHT	PL	2.79	3.00	3.05	3.18	3.49	3.18	3.25
	BS	3.02	3.02	3.14	3.41	3.67	3.67	3.25
RMB	PL	13.87	14.31	14.49	14.88	15.38	14.77	15.00
	BS	14.66	14.36	14.86	15.20	15.24	15.24	15.00

7. Non-Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. '06 1st Half	2nd Half	Full Year	Fiscal year ended Mar. '07 1st Half	2nd Half	Full Year	%Change Y/Y 2nd Half*1	Full Year*2
Net sales	94,193	112,638	206,831	114,170	114,236	228,406	+1.4%	+10.4%
Operating income	336	2,739	3,075	4,375	4,573	8,948	+67.0%	x2.910
Ordinary income	4,635	5,601	10,236	4,946	7,450	12,396	+33.0%	+21.1%
Income before income taxes	2,964	-3,049	-85	3,864	5,501	9,365	-	-
Net income	1,713	-5,091	-3,378	2,544	3,074	5,618	-	-

8. Prospect for the Non-Consolidated Performance for the Fiscal Year ending March 31, 2008

(Millions of yen)	Fiscal year ending Mar. '08 1st Half	2nd Half	Full Year	%Change Y/Y
Net sales	118,000	127,000	245,000	+7.3%
Operating income	1,100	1,900	3,000	-66.5%
Ordinary income	3,800	5,400	9,200	-25.8%
Net income	1,800	3,000	4,800	-14.6%

Minebea

FASF MEMBERSHIP

(Translation)

Press Release

May 8, 2007

Company Name: Minebea Co., Ltd.
Representative: Takayuki Yamagishi
Representative Director,
President and
Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact Person: Sakae Yashiro
Managing Executive Officer
Deputy Chief of
Administration Headquarters
(TEL. 81-3-5434-8611)

Notice Regarding the Report of Extraordinary Loss

The following is to inform you of the decision reached by our board of directors conducted on the 8th of May, 2007, regarding the reporting of an extraordinary loss in accounts settled for the Fiscal Year Ending March 31, 2007.

In its non-consolidated financial statements for this fiscal year, Minebea reports a "Business restructuring loss" of 2,402 million yen for Allowance for Bad Debt to Sheng Ding Pte. Ltd., a PC keyboard subsidiary.

The above extraordinary loss will be reported as an aggregated loss which was firstly reported as the "Report of Extraordinary Loss for the first half of the fiscal year " for timely disclosure on the 24th of October, 2006.

As this loss is realized in our consolidated financial statements as a loss at the subsidiary, it will not affect our consolidated results.

(Reference)

The "business restructuring loss" for timely disclosure on the 24th of October, 2006, was 1,402 million yen.

* * * * * *

(Translation)

Press Release

May 8, 2007

Company Name: Minebea Co., Ltd.
Representative: Takayuki Yamagishi
Representative Director,
President and
Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact Person: Sakae Yashiro
Managing Executive Officer
Deputy Chief of
Administration Headquarters
(TEL. 81-3-5434-8611)

Notice Regarding theYear-end Dividend

The following is to inform you of the decision reached by our board of directors conducted on the 8th of May, 2007, regarding the year –end dividend with a record date of the 31st of March, 2007.

1. Content of Dividend

	Amount Determined	Nearest Predicted Dividend (Disclosed on the 31st of October, 2006)	Previous Period Performance (FY Ending March 31, 2006)
Record Date	31st of March, 2007	Same as left	31st of March, 2006
Dividend Per Share	10.00 yen	7.00 yen	7.00 yen
Sum of Dividends	3,990 million yen	–	2,793 million yen
Date of Effect	29th of June, 2007	–	30th of June, 2006
Source of Dividend	Retained earnings	–	Retained earnings

2. Reason

Our dividend policy had been to perform income disposition based on stable dividends. However, we have decided to take a new basic policy of profit returns based on a standard that better reflects business performance, while considering the overall business environments and placing primary importance on improved efficiency for shareholder's equity and better cash returns to our shareholders.

In regards to the business performance for Fiscal Year Ending March 31, 2007 the consolidated net income was 12,862 million yen, which is a profit increase of 202.1% compared to the previous year's consolidated accounts.

Therefore, we are please to announce to our shareholders that the year-end dividend will be 10 yen per share. This will be brought up at the 61st annual shareholder general meeting, scheduled to be held in June this year.

(Reference) Breakdown of the Year's Dividends

	Dividend Per Share (Yen)		
	Interim	Year-end	Year
Performance	–	10.00	10.00
Previous Period Performance (FY Ending March 31, 2006)	–	7.00	7.00

* * * * * * *

Minebea

FASF MEMBERSHIP

Press Release

(Translation)

Company Name: Minebea Co., Ltd.
Representative: Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer
(Code No. 6479)
Contact Person: Shunji Mase
Managing Executive Officer
Head of Personnel & General Affairs Div.
Naoyuki Kimura
Deputy General Manager of
Personnel & General Affairs Department
Tel. 81-3-5434-8612
Fax. 81-3-5434-8601

May 8, 2007

Managerial Assignments

At its Board of Directors Meeting held today, Minebea Co., Ltd. decided the following managerial assignments.

1) Directors and Corporate Auditors

The following Directors and Corporate Auditors are subject to the approval of our Ordinary General Managing of Shareholders scheduled to be held on Thursday, June 28, 2007 and of our Board of Directors Meeting subsequent to the General Managing of Shareholders.

Name	New Assignment	Current Assignment
Takayuki Yamagishi	Representative Director, President, Chief Executive Officer	Representative Director, President, Chief Executive Officer

Yoshihisa Kainuma	Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer
Koichi Dosho	Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer
Hiroharu Katogi	Director, Senior Managing Executive Officer (Promoted)	Director, Managing Executive Officer
Akihiro Hirao	Director, Senior Managing Executive Officer (Promoted)	Director, Managing Executive Officer
Eiichi Kobayashi	Director, Senior Managing Executive Officer (Promoted)	Director, Managing Executive Officer
Masayoshi Yamanaka	Director, Managing Executive Officer (Newly appointed)	Managing Executive Officer
Hirotaka Fujita	Director, Managing Executive Officer (Newly appointed)	Managing Executive Officer
Chanchai Leetavorn	Independent Director	Independent Director
Takashi Matsuoka	Independent Director	Independent Director
Tosei Takenaka	Standing Corporate Auditor (Newly appointed)	Director, Senior Managing Executive Officer
Akifumi Kamoi	Standing Corporate Auditor (Newly appointed)	General Manager, Bearing Manufacturing Dept., Ball Bearing Business Unit (BU)
Kazuaki Tanahashi	Standing External Corporate Auditor (Newly appointed)	Tokyo Central Branch Manager The Sumitomo Trust & Banking Co., Ltd.
Isao Hiraide	External Corporate Auditor	External Corporate Auditor
Hirotaka Fujiwara	External Corporate Auditor	External Corporate Auditor

2) New Structure of Executive Officers

The following new structure of Executive Officers is subject to the approval of our Ordinary General Managing of Shareholders scheduled to be held on Thursday, June 28, 2007 and of our Board of Directors Meeting subsequent to the General Managing of Shareholders.

Takayuki Yamagishi	Representative Director, President, Chief Executive Officer	
Yoshihisa Kainuma	Director, Senior Managing Executive Officer	Head of Information Motor BU, Representative Director and President of Minebea-Matsushita Motor Corporation
Koichi Dosho	Director, Senior Managing Executive Officer	Chief of Sales Headquarters
Hiroharu Katogi	Director, Senior Managing Executive Officer (Promoted)	Chief of Administration Headquarters, Head of Business Administration Division, Head of Information Systems Division
Akihiro Hirao	Director, Senior Managing Executive Officer (Promoted)	Chief of Engineering Headquarters, Head of Engineering Support Division
Eiichi Kobayashi	Director, Senior Managing Executive Officer (Promoted)	Chief of Manufacturing Headquarters
Hiroyuki Yajima	Senior Managing Executive Officer (Promoted)	Head of Ball Bearing BU, General Manager of Bearing Manufacturing Dept.

Sakae Yashiro	Senior Managing Executive Officer (Promoted)	Deputy Chief of Administration Headquarters, Head of Finance Division, Head of Accounting Division
Masayoshi Yamanaka	Director, Managing Executive Officer	Chief of Operations Headquarters, Head of Procurement Division, Head of Legal Division
Hirotaka Fujita	Director, Managing Executive Officer	Deputy Chief of Manufacturing Headquarters, Head of Electronic Device BU
Susumu Fujisawa	Managing Executive Officer	General Manager of Regional Affairs for China
Akio Okamiya	Managing Executive Officer	Deputy Chief of Engineering Headquarters, Head of Bearing Basic Technology Development Division, Head of Material and Process Development Division
Shunji Mase	Managing Executive Officer	Deputy Chief of Operations Headquarters, Head of Personnel & General Affairs Division
Motoyuki Niijima	Managing Executive Officer (Promoted)	Head of Measuring Components BU
Kunio Shimba	Executive Officer	Head of Spindle Motor BU
Junichi Mochizuki	Executive Officer	Deputy Chief of Sales Headquarters, Deputy Head of Ball Bearing BU

Morihiro Iijima	Executive Officer	General Manager of Regional Affairs for South East Asia
Mamoru Kamigaki	Executive Officer	Deputy Head of Information Motor BU, Senior Managing Director of Minebea-Matsushita Motor Corporation
Takashi Aiba	Executive Officer	Deputy Chief of Manufacturing Headquarters, General Manager of Accounting Dept., Karuizawa Plant
Daishiro Konomi	Executive Officer	General Manager of Regional Affairs for Europe
Tatsuo Matsuda	Executive Officer	General Manager of Domestic Sales Division, Sales Headquarters
Gary Yomantas	Executive Officer	General Manager of Regional Affairs for the Americas, President of NMB (USA) Inc., President of NHBB Inc.
Tsugihiko Musha	Executive Officer (Newly appointed)	Head of Rod-End Bearings BU
Motoharu Akiyama	Executive Officer (Newly appointed)	Deputy Head of Bearing Basic Technology Development Division, Engineering Headquarters

Tamio Uchibori	Executive Officer (Newly appointed)	Head of Corporate Planning Division, General Manager of Corporate Planning Dept., Operations Headquarters
Koichi Takeshita	Executive Officer (Newly appointed)	Deputy Chief of Sales Headquarters, Executive Vice President of NMB Technologies Corporation
Tetsuya Tsuruta	Executive Officer (Newly appointed)	Head of Mechanical Assembly BU
Shuji Uehara	Executive Officer (Newly appointed)	Deputy Head of Information Motor BU, Director of Minebea-Matsushita Motor Corporation
Takeshi Iida	Executive Officer (Newly appointed)	General Manager of China Region, Sales Headquarters
Shigeru None	Executive Officer (Newly appointed)	Manager of Tokyo Branch, Domestic Sales Division, General Manager of Marketing Office, Sales Headquarters

The following Directors, Corporate Auditors and Executive Officers will retire at the end of our Ordinary General Meeting of Shareholders scheduled to be held on Thursday, June 28, 2007.

Ryusuke Mizukami	Director, Senior Managing Executive Officer
Tosei Takenaka	Director, Senior Managing Executive Officer

Shinichi Mori	Standing Corporate Auditor
Yoshinori Amano	Standing Corporate Auditor
Tsukasa Oshima	Standing External Corporate Auditor
Yukio Shimizu	Managing Executive Officer
Sadahiko Oki	Executive Officer

Note: Mr. Yukio Shimizu is scheduled to assume the office of Representative Director and Chairman of NMB Sales Co., Ltd. after retirement.

3) Related Personnel Changes (Effective June 28, 2007)

Name	New Assignment	Current Assignment
Motoyasu Itsu	Head of Defense-Related Special Parts BU	Deputy Head of Defense-Related Special Parts BU
Shoji Sato	Head of Internal Auditing Office	General Manager of Corporate Planning Dept., Corporate Planning Division, Operations Headquarters

* * * * * *

Minebea

May 8, 2007

Company Name : Minebea Co., Ltd.
Representative : Takayuki Yamagishi
Representative Director,
President and Chief
Executive Officer
(Code No. 6479)
Contact Person : Shunji Mase
Managing Executive Officer,
Head of Personnel & General
Affairs Div.
Naoyuki Kimura
Deputy General Manager of
Personnel & General Affairs
Department

Tel. 81-3-5434-8612
Fax. 81-3-5434-8601

Notice Regarding the Abolition of the Executive Retirement Benefits System

The following is to inform you of the decision reached by our board of directors conducted on the 8th of May, 2007, regarding the abolition of the retirement benefits system for directors and corporate auditors.

1. Reason for System Abolition
   We have decided to abolish the existing system that has strong elements of a seniority system and elements relating to the deferred payment of compensation.

2. Date for System Abolition
   We will abolish the system at the time of the 61st annual shareholder general meeting, scheduled to be held on the 28th of June, 2007.

3. Cut-off Payments Associated with System Abolition
   For the directors and corporate auditors continuing to hold office after the 61st annual shareholder general meeting, the issue of cut-off payments for benefits and distributions when they leave office in the future, shall be put forward at the 61s annual shareholder general meeting.

* * * * * * *

Minebea

May 8, 2007

Press Release

Minebea Co., Ltd.

Minebea develops LED backlight for 15-inch PC monitors

Minebea Co., Ltd. has developed the industry's largest, thinnest LED backlight for use in 15-inch PC monitors.

Recently, the demand for thin, lightweight PC displays has been increasing, particularly in the laptop computer market. Consequently, the use of LED backlights is expected to grow, because LEDs can be used in place of traditional cold-cathode fluorescence light (CCFL) tubes as the light source, making the display lightweight and slim. Also, unlike CCFL tubes, LEDs are not subject to breakage, giving them superior shock-resistance.

Minebea has acquired a large share in the market for LED backlights for mobile devices. By building on the LED backlights cultivated in this area, Minebea has succeeded in developing a LED backlight for PC monitors.
Compared with LED backlights of other companies currently on the market, Minebea's product has a 0.6mm thick light guide plate, combining support for the industry's largest 15-inch displays with high-brightness.

In developing this product, Minebea employed the latest injection molding techniques to create an ultra-thin light guide plate, while preserving display quality by applying the optical designs and simulations cultivated in its LED backlights for mobile devices.
Furthermore, while traditional CCFL tubes contain mercury, LED backlights are mercury-free, lead-free, and low power consumption, making them environmentally friendly.

15-inch LED Backlight

■Appearance and Reference Specifications



Display size	15-inch, 300×230mm
LED	Nichia Corporation white LED 54pcs
LED driving current	20mA/LED
Structure	Reflector Light guide plate t=0.6mm Diffuser Two prism sheets
Brightness	2,000cd/m2

■Features & Applications

- Thin and lightweight
- Environmentally friendly
- Superior resistance to shock and impact
- Low power consumption

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications Office
Corporate Planning Department
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp
URL : http://www.minebea.co.jp/

* * * * * *

Minebea

May 8, 2007

Press Release

Minebea Co., Ltd.

Development of DC brush motor [S Series] with double the torque relative to motor cubic content

Minebea-Matsushita Motor Corporation (hereinafter referred to as MMMC), a joint venture of Minebea Co., Ltd. and the Motor Company of Matsushita Electric Industrial Co., Ltd., has developed a rounded-edge, high-performance DC brush motor (S Series) that has over twice the torque relative to cubic content compared with previous motors.

Through the placement of proprietary high-performance magnets, employment of a new 4-pole 6-slot design and development of a unique metal brush, MMMC has achieved over twice the torque of previous motors. At the same time, MMMC has succeeded in increasing DC lifespan dramatically (over 500% compared with previous MMMC models).

[Product aims]

Recently, the number of DC brush motors used in devices, from game machines to OA and AV equipment, home appliances, and automobiles, has been greatly increasing. Not only must the motors be compact, lightweight and low noise, but the devices in which they are installed must be more compact, have lower noise and be highly reliable. This new S Series utilizing its high torque and long lifespan greatly simplifies gearless motors and mechanics, allowing device units to be more compact and reliable.

With the development and sales of the S Series, MMMC aims to expand its sales share primarily in automotive, OA, home appliances, and its presence in new markets.

DC brush motors generally have magnets located outside of the rotors, so the rotor diameter cannot be too large with respect to the size of the motor itself, which limited the amount of torque that could be produced relative to the motor's cubic content. Due to the S Series' unique rounded-edge design, magnets can be placed in the small spaces at the four corners, allowing the diameter of the rotor to be large.

The motor has been designed with a structure that fully utilizes the rotor's external diameter and effective maximization of the magnet cubic content in mind, and high-performance magnet manufacturing technology has been combined with proven DC brush contact point technology and magnetic circuit design techniques, to develop a DC brush motor with double the torque relative to motor cubic content compared with existing motors.

A standard sample with a supported size of □6*10mm-□34*50mm DC12, 24V, will be available from May 2007. The price starts from 5000 yen per unit. Options such as gears and encoders will also be available.

This DC brush motor was developed comprehensively with our proprietary magnetic material manufacturing technology and DC brush motor technology, and will go into mass production at Minebea Electronics Motor (Malaysia) Sdn. Bhd. from December 2007.

New product features

A summary of this product's features is shown below.

(1) New design in which magnets are placed in the four corners achieves double the torque relative to cubic content compared with our existing products.

(2) It has 4-poles 6-slots, and utilizes magnetic field analysis to achieve low cogging and low noise by increasing the number of cogging peaks from 12 to 24.

(3) Our proprietary rounded-edge design increases freedom during installation.

(4) Long life achieved by employing a newly developed metal brush.

Reference Specifications



S Series Motor SE15K


Current
Number of Revolutions
2000
M15000
1000
7500
0
mA
min-1
Existing
Existing Current Value
S Series Current Value
S Series
Existing Torque
S Series Torque
12.
25
Torque
mN/m

Motor performance comparison chart (S-T, I-T characteristic table (reference))


Round
High-peformance
magnet
(round type)
Magnet
Space
(rounded-edge type)
(oval type)

Enhanced performance in S Series motors

# # #

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp/
URL : http://www.minebea.co.jp/

Minebea

(Translation)

Press Release

April 6, 2007

Company Name: Minebea Co., Ltd.
Representative: Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact Person: Sakae Yashiro
Managing Executive Officer
Deputy Chief of
Administration Headquarters
(TEL. 81-3-5434-8611)

Settlement of Lawsuit in the United States of America

Our company and our affiliated company, Nippon Miniature Bearing Corporation known as NMB Technologies Corp. (an American corporation) and Precision Motors Deutsche Minebea GmbH (a German corporation) (hereinafter collectively referred to as the "Plaintiff") filed a lawsuit with the United States District Court for the District of Columbia in March 1997 against Mr. Georg Papst who had lived in Germany and Papst Licensing GmbH & Co. KG and Papst Licensing Verwaltungsgesellschaft Mit Beschrankter Haftung (hereinafter referred to as "Papst Co., Ltd"), both of which are managed by this gentleman (hereinafter collectively the "Defendant") with respect to the problems arising out of or in connection with the Agreement which had been entered into in the past between the Plaintiff and the Defendant.

In August 2006, based upon the decision against the Plaintiff given by the same District Court, we, the plaintiff, appealed in September 2006. Subsequently, we, the plaintiff carefully reviewed whether we should settle the case based on the cost for litigation. We now announce that both the Plaintiff and the Defendant have reached a settlement.

1. Background leading up to the settlement

June 1995: A Patent Agreement regarding motors was concluded between the Plaintiff and Defendant.

March 1997: The Plaintiff filed a lawsuit with the United States District Court for the District of Columbia against the Defendant with respect to problems arising out of or in connection with the Agreement.

August 2006: A decision was given by the above District Court.

September 2006: The Plaintiff filed a Notice of Appeal in the United States Court of Appeals for the Federal Circuit.

April 2007: A Settlement Agreement is scheduled to be executed by both parties.

2. Content of the settlement

The Plaintiff and Defendant shall agree to the dismissal of all claims between them and Plaintiff shall pay the Defendant as settlement money a total of five million one hundred thirty six thousand (5,136,000) euros, which is approximately equivalent to eight hundred million (800,000,000) yen.

3. The effect on the performance of our company

A reserve is set up for the settlement money which will be recorded as an extraordinary loss in the Results for Fiscal Year Ended March 31, 2007. Since it is considered there will be negligible effect of this settlement on the business of the company and the effect on the business results is insignificant, we will not amend or revise our current guidance for the fiscal year ended March 31, 2007 at the moment.

****

(Translation)

Press Release

March 23, 2007

Company Name:	Minebea Co., Ltd.
Representative:	Takayuki Yamagishi Representative Director, President and Chief Executive Officer (Code No. 6479 TSE Div. No. 1)
Contact Person:	Sakae Yashiro Managing Executive Officer Deputy Chief of Administration Headquarters (TEL. 81-3-5434-8611)

South East Asian Region Sales Headquarters functions to be Moved to Thailand

The Board of Directors decided on March 23, 2007 to move the South East Asian Region Sales Headquarters functions, which is currently located in Singapore, to Thailand in the coming term (ending March 2008). Consequently, Minebea Technologies Pte. Ltd. will be liquidated following the move.

The Company is currently providing bearings, bearing-related products, motors, other electronic devices and components, etc manufactured at its plants in Thailand, China and Singapore, etc to customers of South East Asian region (mainly Singapore, Thailand, Malaysia, Philippines, Indonesia, India, etc) via its fully-owned Singaporean subsidiary Minebea Technologies Pte. Ltd. However, the top-selling products are those that are manufactured at the Thai plant, which is the largest of the Company's production bases, and there is an increasing demand for the South East Asian Region Sales Headquarters to assume a role in providing an interface between the Company's customers and the Thai plant. South East Asian Region Sales Headquarters functions will be moved to Minebea Thai Ltd., which operates the Thai plant, during the coming term in order to facilitate such activities as well as to further expand sales in the South East Asian region and provide more responsive customer support. Minebea Technologies Pte. Ltd. will be liquidated upon completion of the move. Sales functions within Singapore will be transferred to NMB Singapore Ltd., the production company, which will then handle issues related to customer support in the Singapore area.

In conjunction with the liquidation of Minebea Technologies Pte. Ltd., the Company will purchase the shares of its subsidiary, Minebea Technologies Taiwan Co. Ltd., at a fair price and will liquidate the defunct Micaltronics Pte. Ltd. at the same time.

At this point it is difficult to calculate the impact of the restructuring on the Company's consolidated and non-consolidated results, but it is expected to be negligible.

* Supplementary Information
Outline of Corporation in Singapore
Minebea Technologies Pte. Ltd.
Representative: Koichi Dosho
Date of Establishment: August 1992
Capital: SGD 40,000,002
Sales: USD 263 million (fiscal year ending March 2006)
Principal Business: Sale of products produced by Minebea group (in Southeast Asia)
Shareholder: Minebea 100%

Outline of Corporation in Taiwan
Minebea Technologies Taiwan Co., Ltd.
Representative: Toshifumi Fukawatase
Date of Establishment: July 1973
Capital: TWD 89,791,000
Sales: TWD 2,623 million (fiscal year ending March 2006)
Principal Business: Sale of products produced by Minebea group

Outline of Corporation in Singapore
Micaltronics Pte. Ltd.
Representative: Hiromi Yoda
Date of Establishment: July 1980
Capital: SGD 7 million
Dormant Company

Outline of Corporation in Thailand
Minebea Thai Ltd.
Representative: Morihiro Iijima
Date of Establishment: May 1984
Capital: THB 8,381 million
Sales: THB 29,005 million (fiscal year ending March 2006)

Principal Business: Manufacture of products of Minebea group
Shareholder: Minebea 100%

Outline of Corporation in Singapore
NMB Singapore Ltd.
Representative: Morihiro Iijima
Date of Establishment: February 1972
Capital: SGD 38 million
Sales: SGD 99 million (fiscal year ending March 2006)

Principal Business: Manufacture of products of Minebea group
Shareholder: Minebea 100%

****

Minebea

Business Results

Fiscal Year Ended March 31, 2007

May 8, 2007

Minebea Co., Ltd.

1. Financial Results

2. Policy and Strategy

Financial Results

Hiroharu Katogi
Director, Managing Executive Officer

Summary of Consolidated Business Results

(Millions of yen)	Year ended Mar. '06 Full year	Year ended Mar. '07 Full year	Change yoy	Forecast announced in October 2006 Full year	vs. forecast
Net sales	318,446	331,022	+3.9%	324,000	102.2%
Operating income	19,269	26,265	+36.3%	28,000	93.8%
Machined components business	24,556	26,195	+6.7%	27,000	97.0%
Electronic devices and components business	-5,287	69	- ⇨ +	1,000	6.9%
Ordinary income	14,595	21,843	+49.7%	22,000	99.3%
Income before income taxes	9,620	19,523	x2.029	21,000	93.0%
Net income	4,257	12,862	x3.021	13,500	95.3%
Net income per share(yen)	10.67	32.23	x3.021	33.83	95.3%

Net sales exceeded the previous record high set in FY 3/98.
Operating income increased 36%.
Machined components business grew steadily.
Electronic devices & components business improved significantly.

Foreign Exchange Rate Fluctuations
FY ended Mar. '06 → FY ended Mar. '07

US$	¥113.09	→	¥116.91
Thai Baht	¥2.79	→	¥3.18

Quarterly

Summary of Consolidated Business Results for 4Q

Appreciation of the Thai Baht and negative results in some businesses slowed down overall improvement

(Millions of yen)	Year ended Mar. '06 4Q	Year ended Mar. '07 3Q	Year ended Mar. '07 4Q	Change yoy	Change qoq
Net sales	81,759	83,332	83,692	+2.4%	+0.4%
Operating income	6,002	6,609	6,289	+4.8%	-4.8%
Machined components business	6,472	6,769	6,109	-5.6%	-9.8%
Electronic devices and components business	-470	-159	178	- ⇨ +	- ⇨ +
Ordinary income	4,579	5,495	5,401	+18.0%	-1.7%
Income before income taxes	721	5,075	3,334	x4.624	-34.3%
Net income	-564	4,209	1,185	- ⇨ +	-71.8%

Foreign Exchange Rates Fluctuations
3Q of FY ended Mar. '07 → 4Q of FY ended Mar. '07
US$ ¥117.36 → ¥119.76 Thai Baht ¥3.18 → ¥3.49

Yearly

Net Sales

Net sales exceeded the previous record high set in FY 3/98.


(Billions of yen)
400
300
200
100
0
272.2
268.6
294.4
318.4
331.0
335.0
FY end
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E
Net sales

Yearly
Operating Income

Operating margin continued its improvement.



(Billions of yen)
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
7.1%
6.7%
4.8%
6.1%
7.9%
9.0%
19.4
18.1
14.1
19.3
26.3
30.0
FY end
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E
Operating income
Operating margin

Sales and Operating Income of Machined Components Business



Net sales
(Billions of yen)
160
140
120
100
80
60
40
20
0
118.1
111.7
116.1
129.6
137.7
142.3
20.8
17.2
16.7
18.1
24.4
25.8
17.5
29.7
20.4
67.9
65.8
66.4
68.3
73.1
74.8
Other machined components
Pivot assemblies
Rod-end & spherical bearings
Ball bearings
FY end
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E



Operating income
(Billions of yen)
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
Operating income
Operating margin
18.5
19.5
21.6
24.6
26.2
27.9
19.6%
FY end
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E

Sales and Operating Income of Electronic Devices and Components Business



Net sales
(Billions of yen)
250
200
150
100
50
0
154.1
156.9
178.3
188.8
193.4
192.7
12.4
15.9
28.2
14.0
12.9
15.3
25.3
10.5
14.2
20.8
28.5
15.0
25.0
30.9
14.1
32.5
24.1
8.1
12.2
34.2
15.1
4.5
77.8
41.1
33.4
34.9
35.8
37.0
FY end
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E
Measuring components and others
Speakers
Electronic devices
Keyboards
Others
Information motors
HDD spndle motors



Operating income
(Billions of yen)
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
Operating income
Operating margin
0.8
0.5%
-1.4
-0.9%
-7.5
-4.2%
-5.3
-2.8%
0.1
0.0%
2.1
1.1%
FY end
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E

Yearly Net Income

FY 3/07 net income made a significant increase due to growth in operating income and the absence of business restructuring loss in FY3/06.



(Billions of yen)
16
14
12
10
8
6
4
2
0
-2
-4
-2.4
6.0
5.6
4.3
12.9
15.0
FY end
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E
Net income

Yearly
S.G. & A. Expense

S.G. & A. to sales ratio continued to lower.



(Billions of yen)
60
50
40
30
20
10
0
25%
20%
15%
10%
5%
0%
49.4
47.2
48.3
49.2
47.1
47.0
18.1%
17.6%
16.4%
15.5%
14.2%
14.0%
FY end
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E
S.G. & A. expense
S.G. & A. to sales ratio

Yearly
Capital Expenditure

FY 3/08 Main Area of Investment
New overseas factory
Ball bearings Capacity expansion and renewal
Aircraft parts Capacity expansion
HDD spindle motors Rationalization and renewal



(Billions of yen)
30.0
20.0
10.0
0.0
16.4
18.8
23.1
21.9
17.0
27.5
FY end
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E
Capital Expenditure

Yearly
Net Interest-Bearing Debts

Net interest-bearing debts were significantly reduced.



(Billions of yen)
(Billions of yen)
200.0
150.0
100.0
50.0
0.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
152.9
146.7
150.7
146.9
128.5
120.0
16.0
6.8
3.8
9.1
22.7
12.5
FY end
Mar.'03
Mar.'04
Mar.'05
Mar.'06
Mar.'07
Mar.'08E
Net interest-bearing debt
Free cash flow (right axis)

Forecast for
Fiscal Year Ending March 31, 2008

(Millions of yen)	Year ended Mar.'07	Year ending Mar.'08			Change
	Full year	1H	2H	Full year	yoy
Net sales	331,022	162,500	172,500	335,000	+1.2%
Operating income	26,265	14,000	16,000	30,000	+14.2%
Machined components business	26,195	13,800	14,100	27,900	+6.5%
Electronic devices and components business	69	200	1,900	2,100	x30.435
Ordinary income	21,843	11,500	13,500	25,000	+14.5%
Income before income taxes	19,523	10,500	13,000	23,500	+20.4%
Net income	12,862	6,500	8,500	15,000	+16.6%
Net income per share(yen)	32.23	16.29	21.30	37.59	+16.6%

Foreign Exchange Rate
FY Mar.'07 result → FY Mar.'08 assumption
US$ ¥116.91 → ¥117.00 Thai Baht ¥3.18 → ¥3.25

Policy and Strategy

Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer

Highlights of FY3/07

◆3 Businesses in Focus

- Information motors ⟹⟹⟹ Reviewed business structure ⟹ Turned profitable on a full year basis
- Keyboards ⟹⟹⟹ Structural reforms accomplished ⟹ Turned profitable on a monthly basis in March
- HDD spindle motors ⟹ Reduced costs ⟹ Improved, but slight losses (Thai Baht appreciation)

◆Expansion of Growth Businesses

- Net sales exceeded the previous record high set in FY 3/98
- Led by ball bearings, aircraft parts, measuring instruments and lighting devices

◆Strengthening Research & Development

- New product Development ⟹⟹⟹ New market entrance ⟹⟹⟹ Business expansion
- More resources on basic technological development

◆Reduction of Net Interest-bearing Debts

- ¥18.4 billion reduced (-13%)

A Strategic Growth Company

Mid-term Business Plan

(Billions of yen)

	FY 3/08	FY 3/09	FY 3/10
Net Sales	335.0	350.0	370.0
Operating Income	30.0	34.0	[illegible]
Income Before Income Taxes	23.5	[illegible]	[illegible]



Aiming net sales of ¥500 billion
Growth
Reorganization
Transition to Stronger Business
Moving Forward
Progression
Leap
Future
FY 3/06
FY 3/07
FY 3/08
FY 3/09
FY 3/10
FY 3/12

Innovation

◆New Product Development

◆New Market Entrance

◆Production Technology



Bearings / Motors
Smaller products
DC Brush Motors
New products for new markets
Lighting Devices
For notebook PCs
Measuring Instruments
Medical and healthcare products
Motion Control
Resolvers for automobiles
Fan / Blowers
Cooling systems for telecommunications equipments
Aircraft Parts
Superior machining technology
Superior lubricating technology
Ball Bearings
Next generation factory
New machining technology

Ball Bearings

◆Market growth

- Above-average market growth of miniature ball bearings
- New product for new market


2
3
4

◆Capacity and cost competitiveness

- Increase Production Capacity to 200 million units / mo

◆Innovation in production system

- Construction of next-generation factory
- Development of production machinery for miniature ball bearings


Miniature and small-sized ball bearing shipments (monthly average)
(Million units/month)
250
200
150
100
50
0
118
136
153
166
176
179
193
3/02
3/03
3/04
3/05
3/06
3/07
3/08E

Aircraft Parts

◆Market growth

- Mid-size to small aircrafts : passenger demands growth and emerging market growth
- Large to mid-size aircrafts : freight demands grow faster than passengers



◆Minebea's aircraft parts business

- Strengthen engineering capability for aircraft engine-related parts
- Production technology
  Increasing number of products by utilizing sophisticated machining technology
- Production capacity
  Increase by expanding Thai production capacity



Motors

◆Reorganization of business

- Completed the first stage, moving to the next
- Information motors moved to expansion

◆Fan motors

- Core of business expansion
- Completed major layout change at factory in Shanghai, ready to expand

◆New product development

- Strengthening motor product development capability
- New products for the next fiscal year



Developed a 3mm diameter PM stepping motor (for auto focusing of mobile phone cameras)



High torque DC brush motors

Lighting Devices

◆Small LED backlight (1-3 inches)

- Ultra-thin LED backlights for mobile LCD device ⇨ Contributions in the 2H
- Low cost LED backlights ⇨ For this FY

◆Mid-size LED backlights (6-9 inches)

- For car navigation system
  Introduced in the market
  ⇨ Contributions for this FY
- New product for notebook PCs
  Developed and shipped samples
  ⇨ New business opportunity

A 15-inch LED backlight for notebook PC ➡



New Market Entrance

◆New applications for existing products

- Started new initiatives in various areas

Medical and healthcare market

(example)

- Measuring instruments
- Stepping motors

Medical Fluid pump



2 sensors inside

Steering wheel torque sensor



- Resolver

Automotive parts market

Financial Strategy : Dividend Increase and Reduction of Interest Bearing Debts

◆Dividend

- FY3/07 Year-end ¥10/share (an increase of ¥3/share)
- FY3/08 Forecast is also Year-end ¥10/share
- Dividend Policy: Dividends based on earnings level, while considering the overall business environment, trying to efficiently utilize shareholders' equity and making a better cash return to investors

◆Net Interest Baring Debts

- FY3/08 Target = Reduction of ¥8.5 billion

Mid-term target = ¥100 billion of net interest-bearing debts


(Billions of yen)
(Billions of yen)
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
173.2
168.7
152.9
146.7
150.7
146.9
128.5
120.0
Mar.'01 Mar.'02 Mar.'03 Mar.'04 Mar.'05 Mar.'06 Mar.'07 Mar.'08E
Net interest-bearing debt
Free cash flow (right axis)

Net Interest-bearing debts = Interest-bearing debts + Cash and cash equivalents

Free Cash Flow = CF from operating activities + CF from investing activities

Business Results

Fiscal Year ended March 31, 2007

Minebea Co., Ltd.

http://www.minebea.co.jp/

Any statements in the presentation which are not an historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information.

Please note that actual performance may vary significantly from any particular projection, due to various factors.

Factors affecting our actual performance include: (i) changes in economic indicators surrounding us or demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. However, this is not a complete list of the factors affecting actual performance.

May 8, 2007

Minebea

END